SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of September 2023

Commission File Number: 001-15264
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Aluminum Corporation of China Limited
(Translation of registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

EXHIBITS Exhibit Number
99.1	2023 Interim Report

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date September 14, 2023	By /s/ Ge Xiaolei Name: Ge Xiaolei Title: Company Secretary

Exhibit 99.1

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8322
*	Website: http://www.chalco.com.cn
*	Contact person: Ge Xiaolei, Company Secretary

CHALCO

中国铝业股份有限公司
ALUMINUM CORPORATION OF CHINA LIMITED

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

Stock Code: 02600



2023
Interim Report



Contents



CORPORATE INFORMATION

1.	Registered name	:	中國鋁業股份有限公司
	Abbreviation of Chinese registered name	:	中國鋁業
	English name	:	ALUMINUM CORPORATION OF CHINA LIMITED
	Abbreviation of English registered name	:	CHALCO
2.	First registration date	:	10 September 2001
	Registered address	:	No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC (Postal Code: 100082)
	Place of business	:	No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC (Postal Code: 100082)
	Principal place of business in Hong Kong	:	Room 4501, Far East Finance Centre, No. 16 Harcourt Road, Admiralty, Hong Kong
	Internet website of the Company	:	www.chalco.com.cn
	E-mail of the Company	:	IR@chalco.com.cn
3.	Legal representative of the Company	:	Mr. Zhu Runzhou (acting on behalf of legal representative) [Note]
	Joint company secretaries	:	Mr. Ge Xiaolei and Ms. Ng Ka Man
	Telephone	:	(8610) 8229 8322
	Fax	:	(8610) 8229 8158
	E-mail	:	IR@chalco.com.cn
	Address	:	No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC (Postal Code: 100082)
	Representative for Company's securities related affairs	:	Mr. Gao Lidong
	Telephone	:	(8610) 8229 8322
	Fax	:	(8610) 8229 8158
	E-mail	:	IR@chalco.com.cn
	Address	:	No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC (Postal Code: 100082)
	Department for corporate information and inquiry	:	Office of the Board
	Telephone for corporate information and inquiry	:	(8610) 8229 8322

4.	Share registrar A shares	:	China Securities Depository and Clearing Corporation Limited, Shanghai Branch 188 South Yanggao Road, Pudong New Area, Shanghai, the PRC (Postal Code: 200127)
	H shares	:	Hong Kong Registrars Limited 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong
5.	Places of listing	:	Shanghai Stock Exchange ("**SSE**") The Stock Exchange of Hong Kong Limited ("**Hong Kong Stock Exchange**")
	Stock name	:	中國鋁業(CHALCO)
	Stock code	:	601600 (SSE) 02600 (Hong Kong Stock Exchange)
6.	Principal bankers	:	Industrial and Commercial Bank of China, China Construction Bank
7.	Unified social credit code for corporate legal person	:	911100007109288314
8.	Independent auditors	:	PricewaterhouseCoopers Certified Public Accountants Registered Public Interest Entity Auditor 22/F, Prince's Building, Central, Hong Kong SAR PricewaterhouseCoopers Zhong Tian LLP 11/F, PricewaterhouseCoopers Center 2 Corporate Avenue 202 Hu Bin Road, Huangpu District, Shanghai, the PRC (Postal Code: 200021)



9.	Legal advisers	:	*as to PRC laws:* Jincheng Tongda & Neal Law Firm 10/F, China World Trade Tower A, 1 Jianguomenwai Avenue, Chaoyang District, Beijing, the PRC (Postal code: 100004) *as to Hong Kong laws:* Baker & McKenzie 14/F, One Taikoo Place, 979 King's Road, Quarry Bay, Hong Kong *as to United States laws:* Sullivan & Cromwell (Hong Kong) LLP 20th Floor, Alexandra House, 18 Chater Road, Central, Hong Kong
10.	Place for inspection of corporate information	:	Office of the Board of the Company

Note: On 19 July 2023, Mr. Liu Jianping submitted a written resignation to the Board of Directors of the Company, to resign as the chairman and the executive director of the Company and from all other positions in each of the special committees under the Board of Directors, with immediate effect. On the same day, the 13th meeting of the eighth session of the Board of Directors of the Company was held, at which all directors of the Company jointly recommended Mr. Zhu Runzhou, a director, to act on behalf of the chairman and legal representative of the Company for a term until the election of the new chairman by the Board of Directors of the Company. For details of the foregoing, please refer to the relevant announcement of the Company dated 19 July 2023.

The board of directors (the "**Board**") of Aluminum Corporation of China Limited* (the "**Company**") announces the unaudited interim results of the Company and its subsidiaries (together, the "**Group**") for the six months ended 30 June 2023. On behalf of the Board and all employees of the Company, the Board would like to express its gratitude to all shareholders for their attention and support to the Company.

PRODUCT MARKET REVIEW

BAUXITE MARKET

In recent years, due to the influence of factors including land policies, and safety and environmental protection, it was difficult to acquire the approval of domestic mining rights, the supply of ore was tight with the price being high and the grade being low, the domestic alumina enterprises have been increasingly using imported ore, and the reliance on imported products was increasing year by year. Since the beginning of this year, Indonesia has gradually tightened bauxite exports, and began to implement the ban on bauxite in June, but China's bauxite imports from Guinea, Brazil, Ghana and other regions have increased year by year, making up for the gap resulting from the reduction of imports from Indonesia, particularly, bauxite imports from Guinea amounted to more than 70% of the total amount of imports.

ALUMINA MARKET

In the first half of 2023, domestic and international alumina prices showed an upward and then downward trend as a whole.

In the international market, in early January, due to the shortage of natural gas supply, the output of Alcoa's Kwinana alumina plant in Australia decreased by 30%, which stimulated the rise of overseas alumina prices, and after the second quarter, due to the low demand and the volatile downtrend of the LME aluminum price, the overseas alumina prices started to fall.

In the domestic market, at the beginning of the year, due to high prices of overseas energy and rising prices of imported bauxite, the cost of alumina rose significantly, which to a certain extent supported the alumina price to remain strong, and the high point of the average spot price of alumina appeared in late February, at RMB2,937 per tonne. After March, alumina price showed a slow downward trend with the expectation of loose supply brought about by the implementation of power rationing policy in Yunnan and the pre-release of new production capacity in Northern China. In the first half of 2023, the domestic average spot price of alumina was RMB2,896 per tonne, representing a year-on-year decrease of 3.7%.



In terms of supply and demand, most of this year's new alumina production capacity was completed and put into operation in the first half of the year, which made certain contributions to the annual output increase. But on the other hand, under the influence of the tight supply of ore and other issues, the scale and speed of resumption of production after the heating season in Shanxi and Henan regions this year was less than the same period in previous years, cutting the net increase in supply side to a certain extent. In the second half of the year, the increase and decrease in production capacity of domestic alumina operation are expected to take place at the same time, however, driven by the production capacity newly put into operation, annual output of alumina is expected to continue to increase. In terms of demand, constrained by the production capacity ceiling of electrolytic aluminum in China, the driving of new alumina demand by domestic electrolytic aluminum's production capacity is limited, and incremental domestic alumina demand is expected to derive mainly from the production capacity from the resumption of production of electrolytic aluminum. On the international front, the severe economic sanctions imposed on Russia by Western countries due to the Russia-Ukraine conflict have led to a surge in Russia's imports of alumina from China, easing to some extent the supply pressure brought about by the new domestic alumina production capacity.

According to the statistics, the global output and consumption of alumina for the first half of 2023 were approximately 68.54 million tonnes and approximately 68.41 million tonnes, respectively, representing a year-on-year increase of 2.6% and increase of 1.8%, respectively; the China's domestic output and consumption of alumina were approximately 40.20 million tonnes and approximately 40.50 million tonnes, respectively, representing a year-on-year increase of 5.9% and increase of 2.6%, respectively, accounting for 58.65% and 59.20% of global alumina output and consumption, respectively. As at the end of June 2023, the utilisation rate of global alumina capacity was approximately 75.2% and the utilisation rate of China's alumina capacity was approximately 78.9%.

PRIMARY ALUMINUM MARKET

In the first half of 2023, due to the influence of factors including turmoil of international financial market, high inflation and geopolitical conflicts, the global economy continued to slump, demand shrank, and basic metal prices showed different degrees of decline as compared with the same period of last year.

In the international market, at the beginning of the year, the price of three-month aluminum futures at LME reached the high point of USD2,679.5 per tonne for the first half of the year, and then entered into a downward pattern, although there was a brief upward vibration from the end of March to the middle of April, however, the rebound was limited, and it fell below USD2,200 per tonne at the end of May, and reached the low point of USD2,134 per tonne for the first half of the year in June. In the first half of 2023, the spot and three-month aluminum futures prices at LME averaged at USD2,329 per tonne and USD2,363 per tonne, representing a year-on-year decrease of 24.4% and 23.4%, respectively.

In the domestic market, in the first half of 2023, the domestic aluminum price fluctuated less as compared to the international aluminum price, with an overall narrow fluctuation between the range of RMB17,400–19,500 per tonne, but the gravity of the price shifted down significantly as compared to the same period of last year. As at the beginning of the year, aluminum price at the SHFE reached the high point for the first half of the year, while after the Spring Festival, due to the increase in the inventory of and weaker-than-expected demand for aluminum ingots, the aluminum price at the SHFE fell back and maintained a weak oscillating trend. In March, production cuts due to the power rationing in Yunnan and slow recovery in demand caused aluminum prices at the SHFE to rebound in late March until late April, after which, due to the market's pessimism about the economic recovery and the weakening aluminum consumption demand, the aluminum price at the SHFE vibrated downward, reaching the low point for the first half of the year at the end of May. In the first half of 2023, the average price of the spot and three-month aluminum futures at SHFE was RMB18,509 per tonne and RMB18,333 per tonne, respectively, representing a year-on-year decrease of 13.7% and 14.3%, respectively.

In terms of supply and demand, in January and February of this year, electrolytic aluminum enterprises in Guizhou and Yunnan reduced production on a large scale due to power rationing policy, the supply capacity declined, and the production capacity had been gradually restored since March, and by the end of June, it had basically reached the level of the end of last year. In the second half of 2023, the scale of resumption of production and new capacity in operation in areas such as Yunnan, Guizhou, and Inner Mongolia is expected to reach about 1.8 million tonnes per year, and by the end of the third quarter, the domestic electrolytic aluminum production capacity is expected to reach a historical high of around 42.8 million tonnes per year; however, in the fourth quarter, as the Southwest region enters the dry season, the electrolytic aluminum enterprises in relevant regions may once again face production cuts due to power supply shortages. In terms of demand, the downward pressure on the domestic economy is still relatively great, but the market expects the country to introduce greater economic stimulus policies, especially for the stabilization of relevant policies on the real estate industry. Following last year's sharp decline, the real estate industry improved somewhat but lacked enough further improvement during the first half of this year, its demand for aluminum consumption was still weak, but the demand for aluminum consumption in the fields of new energy including new energy vehicles, photovoltaic and other industries continued to rise, to a certain extent making up for the decrease in aluminum consumption in traditional areas.

According to statistics, in the first half of 2023, global primary aluminum production was approximately 34.54 million tonnes, representing a year-on-year increase of 1.6%, and consumption was approximately 34.25 million tonnes, representing a year-on-year decrease of 0.5%; China's primary aluminum production was approximately 20.23 million tonnes, and consumption was approximately 20.56 million tonnes, representing a year-on-year increase of 2.7% and 4.6%, respectively, accounting for 58.57% and 60.03% of the global primary aluminum production and consumption, respectively. As at the end of June 2023, the utilisation rate of global primary aluminum capacity was approximately 88.1% and the utilisation rate of China's primary aluminum capacity was approximately 92.2%.



BUSINESS REVIEW

In the first half of 2023, in the face of the severe situations including the downward vibration of product prices and the significant narrowing of profit space, the Company concentrated its extreme efforts to promote its high-quality development in a comprehensive manner, and has achieved relatively good operating results through entering the "wartime state" and responding in a quick manner.

1. The overall production and operation was stable, and our comprehensive strength was steadily improving.

In the first half of the year, the Company's output of metallurgical-grade alumina, refined alumina, electrolytic aluminum, carbon and coal was 8.23 million tonnes, 1.88 million tonnes, 3.06 million tonnes, 1.37 million tonnes and 6.22 million tonnes, respectively; in addition, the Company produced 17.8 billion kWh of electricity, achieving a total profit of RMB6,720 million, net profit of RMB5,586 million and operating net cash flow of RMB10,242 million. As of the end of June 2023, the gearing ratio of the Company was 55.61%, representing a decrease of 3 percentage points as compared with the beginning of the year. The solid operating results and good brand image of the Company made it gain recognition from the market and investors as well as positive ratings from research institutes. In 2023, the Company was listed on the Forbes Global 2000 list once again; the Company was selected as one of the Fortune's Chinese Top 500 Listed Companies in 2023, and one of the Top 500 Brands of China's Listed Companies in 2022, ranking among the top non-ferrous metal companies; selected as one of the "100 Pioneers of China's ESG Listed Companies"; Fitch continued to give the Company its highest rating of "A-" in the non-ferrous metals industry.

2. Serious measures were taken to implement strategies and the implementation of key projects was accelerated.

The Company set up a bauxite resources task force to accelerate the acquisition of domestic and foreign resources, and in the first half of the year, the domestic bauxite resources of the Company increased by 21 million tonnes. Breakthroughs had been made in key projects, the construction of Inner Mongolia Huayun Phase III 420,000-tonne electrolytic aluminum project commenced, Guangxi Huasheng Phase II 2 million-tonne alumina project was advancing smoothly, Yinxing Energy 250MW photovoltaic project in Ningdong was connected to the grid for power generation, the commencement for Helanshan 91.8MW wind turbine upgrading project was approved, the construction of five distributed photovoltaic power generation projects including Chalco Shandong, Shanxi Chinalco Resources commenced; the mid-to-high-end development of products was accelerated, 12 new refined alumina projects were approved and initiated, the construction of the lithium battery diaphragm materials and micronized aluminum hydroxide projects commenced; Chalco Carbon Baotou's 120,000-tonne prebaked anode project was completed and put into production, Fushun Aluminum 95,000-tonne carbon project was launched.

3. New steps forward were taken in the management reform, and scientific and technological innovation had shown new highlights.

The Company adhered to the problem-oriented approach, strengthened planning and coordination and promoted the key reform tasks in a solid manner. The Company deepened the reform of science and technology system, optimized the science and technology innovation system, accelerated the construction of innovation platforms, strived to build the professional research institutes into strong ones, set up Chalco High-purity Aluminum Research Institute and Chalco Carbon Technology Centre, and Zhengzhou Institute had two national-level platforms approved, i.e., the "Green and Low Carbon Public Service Platform for Non-ferrous Metals Industry" and the "National Compulsory Standards Implementation Statistical Analysis Point". What is more, the Company was awarded "Benchmark" rating by the SASAC in 2022 for "scientific reform". In the first half of 2023, the Company organized the implementation of 41 major R&D projects, and was granted 165 patents; a batch of key technology projects entered into industrialisation and promotion and application stages, and the "New Type of Steady-flow Thermal-insulated Energy Saving Technology for Aluminum Electrolytic Cell" was selected as a typical case of Carbon Peak Emission and Carbon Neutrality Action by the SASAC and an advanced and applicable low-carbon technology for raw material industry by the MIIT, high-purity aluminum nitride was selected into the promotion catalogue of scientific and technological innovation achievements of the central enterprises, and Yunlv Runxin's method of preparation of anodized steel claw protection coating material with aluminum ash as raw material was awarded 24th Chinese Patent Excellence Award. New progress had been made in the construction of digitalized intelligence, with the construction of intelligent factories of four enterprises including Guangxi Huasheng, Wenshan Aluminum being advanced in an orderly manner, Baotou Aluminum fully realized automatic intelligent management in its coal mining and manufacturing, and the "Green Star Chain", a digitalized and intelligentized industry Internet platform of the Group led by Chalco Materials was launched.



4. The foundation for safety and environmental protection was enhanced, and the expansion of green industries was accelerated.

The Company pushed forward the Year of Strengthening Safety Management, the investigation and remediation of major accidents and hidden dangers as well as other special actions, increased mutual inspection of and full-coverage supervision over safety and environmental protection, upgraded the control of important sources of danger, and endeavoured to enhance the level of its safety risk control and management capacity. The Company actively promoted the pilot scheme for the standardised construction of production safety and standard operating procedures (SOPs), and promoted the construction of science and technology to promote safety, unattended and intelligent construction of high-risk positions, and the level of intrinsic safety of the Company has been continuously improved. The Company organised and carried out ecological and environmental hidden danger detection and "looking back" mechanism of key environmental protection management projects, and effectively rectified the feedback from the central environmental protection inspectors and the corporate eco-environmental issues in the Yellow River and Yangtze River basins. The Company's emissions of sulphur dioxide, nitrogen oxides, smoke and ammonia nitrogen continued to decrease. Shanxi New Material and Chalco Mining were recognized as national green factories, and six kinds of products of Chalco Shandong and Zhongzhou Aluminum were selected into the list of national-level green design products. Implementing the Company's three-year plan for the recycled aluminum industry, the construction of a demonstration line of Guizhou Branch with an annual output of 50,000 tonnes of recycled aluminum was completed and put into operation, and Baotou Aluminum's 60,000-tonne recycled aluminum project was approved and launched, and 192,000 tonnes of waste aluminum were consumed in the first half of the year. The Company accelerated the treatment and utilization of solid waste, and the comprehensive utilization rate of red mud reached 14.85%, the best level in its history; new progress had been achieved in the treatment and comprehensive utilization of electrolytic aluminum's "three wastes", the construction of electrolytic aluminum's "three wastes" treatment demonstration lines of Wenshan Aluminum, Shanxi New Material, Yunlv Runxin were completed, with an annual treatment capacity of 100,000 tonnes.

5. The rule of law and compliant management of the Company was strengthened to enhance its risk prevention and control capability.

The Company established a system for reporting to the Board on the rule of law and compliant management work, released the compliance results of "one manual and four lists", all employees signed on the compliance commitment letter, and thus shaped the construction of the compliance management system. The Company continuously strengthened the in-depth integration of internal control and business, launching a special audit of the management of waste materials in six enterprises, internal control evaluation in four enterprises, and completing the post-evaluation of the Guinea project; strengthened the dynamic monitoring of risk prevention, and conducted tracking and study and judgment on the implementation of major risk prevention and control measures on a monthly basis, and formed a risk monitoring report, to reveal the risks to the management of the Company in a timely manner and promote the implementation of major risk prevention and control measures.

6. Party building leadership continued to empower and two-way integration became more powerful.

The Company promoted the learning of the spirit the 20th National Congress of the CPC and thematic education on study and implementation of Xi Jinping Thought on Socialism with Chinese Characteristics for a New Era, conducted in-depth investigation and research, systematically sorted out prominent issues, and carried out the activity of "learning the thought and referring to benchmark and table when conducting ideology learning, and practising and assuming responsibilities" in each Party branch directly under the Company's headquarters, and formulated 63 rectification and enhancement measures, so as to drive the work to be carried out better and more quickly with the effective solution to the problems. The Company continued to expand the "Party building +", established and implemented more than 1,500 "two guidance and two creations (i.e., Party organisations guides party members to create effectiveness, party members guide the masses to create innovation)" projects and united the cadres and employees through a variety of forms of Party activities, holding the strong synergy for working and entrepreneurship together.



OUTLOOK AND PROSPECT

Currently, the global situation has become more and more complex, with multiplying uncertainties, continuous weakness in world economic growth and insufficient dynamic for domestic demand, the aluminum industry market is therefore in a weak cycle of downward vibration. In the face of challenges, the Company will always adhere to the strategic goal of building itself into a world first-class aluminum company, spare no effort to do a good job in the second half of the year with stronger undertaking and greater achievements.

1. Value creation will be enhanced to strive for first-class performance.

The Company will further the benchmarking to enhance cost competitiveness, adhere to the benefit-centered and market-oriented approach, dynamically optimize the production model, take serious measures to guarantee the stable and long-periodic operation of equipment, to ensure stable, full and excellent effective production capacity, and improve the level of production and operation. The Company will make overall planning and comprehensive measures to promote effectiveness through synergies, strengthen the synergies among the three major platforms of procurement, sales and logistics, as well as the "production, supply, marketing and transportation" between the platforms and the enterprises, and continue to enhance the ability to reduce costs and increase efficiency; control the inventory and receipt and payment of funds for goods depending on the market changes, to improve the efficiency of the turnover; strengthen the management of source traceability of raw materials and products, and increase the proportion of direct procurement and direct sales; optimize the sales system, and introduce the "Green Star Chain" industrial Internet procurement platform to all its subordinated enterprises and create a new mode of digital and intelligent procurement; strengthen the logistics and transportation, and enhance the ability of transportation and warehousing control and management, so as to provide better services for enterprises to reduce their costs.

2. Industrial structure adjustment will be accelerated to further enhance the competitive strength.

The Company will increase the acquisition of resources, adhere to the co-ordination between domestic side and international side, and the acceleration of exploration and development as a whole, strengthen the exploiting of the potential for production capacity and the follow-up production of the existing mines while promoting the advancement of a new round of mine exploration action. The Company will accelerate industrial optimization and upgrading, promote the realization of high-end industrial structure, low-carbon energy consumption, recycling of resource utilization and green product supply, and consolidate the foundation for high-quality development. The Company will focus on high-end advanced materials, take refined alumina, high-purity aluminum, aluminum alloy and other key directions to accelerate the creation of a product system with independent technology as the core. In response to the development needs of national strategic emerging industries, the Company will actively develop new small metal materials to meet the needs of emerging markets.

3. The innovation platform will be built into a stronger one and the transformation and monetization of scientific and technological achievements will be accelerated.

The Company will build a high-level scientific and technological innovation platform, implement the reform plan of strengthening the professional research institute; make a solid support and transformation platform, and push forward the construction of technology centers of the Company; cooperate with professional colleges and universities, and set up a platform for collaborative innovation; and cooperate with downstream customers, and jointly build a platform for applied technology. Focus on breakthroughs in key common technologies, complete a number of key technology development, and promote a number of key forward-looking scientific research projects. The Company will promote the centralized and unified management of scientific and technological achievements, and the transformation of scientific research results will be accelerated and put into application to realise good economic benefits. The digital and intelligent leading ability will be enhanced, a unified operation and management platform and a big data scheduling center of the Company will be planned and built, and digital empowering operation and management will be promoted.

4. The corporate governance will be improved continuously to enhance the quality of the Company as a listed company.

The Company will strengthen the construction of the corporate system, determine the framework of the system in a hierarchical and categorical manner, and enhance the systematic, scientific and standardized nature of the system; revise and improve the basic system of "Three Important and One Large (i.e., decision-making on important matters, appointment and dismissal of important cadres, investment decisions on important projects, and use of large sums of money)" decision-making and other basic systems, and clarify the boundaries of the powers and responsibilities of each subject, so as to realise the clarity of powers and responsibilities and the collaboration and efficiency. The Company will deepen the reform of the three systems, promote the contractual management of the tenure system to improve the quality and expand the coverage, enhance the strategic, scientific and challenging characteristics of contractual objectives, and accelerate the full coverage of the management personnel; comprehensively implement the management personnel competition for posting, adjustment of the last place and incompetent exit system, so the management personnel is prepared for both promotion and demotion, both entrance and exit; systematically optimize the allocation of human resources, accurately define the criteria for various types of employment and scientifically assign personnel to achieve precise employment. The Company will implement the spiritual requirements of the SASAC on improving the quality of listed companies controlled by central enterprises, strengthen market value management, further standardize corporate governance, enhance information disclosure, promote market recognition and value realization, and give better play to the function of platform of the Company as a listed company, to facilitate the Company's high-quality development.



5. Development and safety will be coordinated as a whole to resolve risks and challenges.

The Company will comprehensively strengthen safety and environmental protection management, resolutely implement the principle of "No production without safety, no production without environmental protection", and consolidate the responsibility of safety and environmental protection at all levels; increase the identification of the safety and environmental protection risks to ensure that all kinds of major safety and environmental protection problems are rectified on schedule; accelerate the enhancement of environmental protection standards for key enterprises in key areas, and promote the Company's green development. The Company will make every effort to prevent and resolve market risks, keep a close watch on the key links in the supply chain, comprehensively enhance the ability to guarantee the supply of self-mined bauxite, ensure the effective supply of electricity price and quantity of electrolytic aluminum, and continue to enhance the competitiveness of the leading products in the market; strengthen the analysis of the market under the weak cycle, grasp the laws of the market, and grasp the fluctuations in the market to create benefits; tightly control the size of the credit granting, accurately manage the credit granting and strengthen the tracking and evaluation of the customer's credit dynamics, to ensure that the risk is controllable; strengthen the exchange rate market research to prevent the risk of exchange loss. The Company will improve the compliance review mechanism, comprehensively promote the establishment and improvement of a compliance management system for real enterprises and platform companies; focus on risk prevention and control in weak links; and carry out in-depth independent evaluation of internal control, so as to promote the improvement of management through precise supervision.

6. The leadership of Party-building will be strengthened to gather the power to advance.

The Company will promote the high-standard development of thematic education on study and implementation of Xi Jinping Thought on Socialism with Chinese Characteristics for a New Era in a deep and wide manner, give priority to the transformation of learning and research results and the lists of problems to be rectified, and the ideas, methods and initiatives for guiding practice and promoting work will be formed. Taking the benchmarking and improvement of the Party building and attainment of the standards "San Xing Liu Hua (i.e., safe and efficient type, stable and harmonious type, learning and innovative type; refinement of basic management, modernization of technology and equipment, institutionalization of personnel training, militarization of behavioral norms, factory-like underground governance and afforestation of surface construction)" as effective means, the Company will comprehensively improve the quality and efficiency of basic Party building work, deepen the two-way integration of Party building and business, give full play to the role of Party committees at all levels to "set the direction, manage the overall situation and ensure implementation", to lead the high-quality development with high-quality Party building.

INTERIM RESULTS

The operating revenue of the Group for the six months ended 30 June 2023 was RMB134,063 million, representing a decrease of 15.66% from the same period of the previous year. The net profit attributable to the owners of the Company and earnings per share attributable to the owners of the Company for the six months ended 30 June 2023 were RMB3,417 million and RMB0.198, respectively.

INTERIM DIVIDEND

The Company will not distribute interim dividend for the six months ended 30 June 2023.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the financial data of the Group and the notes thereto contained in this interim results report and other chapters.

BUSINESS SEGMENTS

The Company is a leading enterprise in aluminum industry in China, ranking among the top in the global aluminum industry in terms of overall strengths, and is the world's largest producer and supplier of alumina, electrolytic aluminum, fine alumina, high-purity aluminum and anodes for aluminum. The Company principally engages in exploration and mining of bauxite and coal resources; production, sales, and technical development of alumina, primary aluminum, aluminum alloy and carbon; international trading, logistics industry, thermal and new energy power generation, etc. The Company's business segments comprise:

Alumina segment consists of mining and purchasing bauxite and other raw materials, refining bauxite into alumina, and selling alumina both internally to the Group's electrolytic aluminum enterprises and trading enterprises and externally to customers outside the Group. This segment also includes the production and sales of refined alumina and gallium metal.

Primary aluminum segment consists of procuring alumina, raw and auxiliary materials and electricity power, smelting alumina to produce primary aluminum, which is sold internally to the Group's trading enterprises and externally to customers outside the Group. This segment also includes the production and sales of carbon products, aluminum alloy products and other electrolytic aluminum products.



Trading segment is mainly engaged in the trading and logistics of alumina, primary aluminum, other nonferrous metal products, and crude fuels such as coal products, as well as raw and auxiliary materials to internal manufacturing enterprises and external customers.

Energy segment consists of coal, electricity generation from coal, wind power and photovoltaic power, and new energy equipment production, etc. Among its major products, coals are sold to internal manufacturing enterprises of the Group and external customers outside the Group; and electricity power generated by public power plants, wind power and photovoltaic power stations is sold to local grid companies.

Corporate and other operating segments include corporate and other aluminum-related research and development and other activities.

RESULTS OF OPERATIONS

The Group's net profit attributable to the owners of the Company for the first half of 2023 was RMB3,417 million, representing a decrease of RMB1,039 million from RMB4,456 million for the same period of the previous year, primarily due to the year-on-year decrease in the market prices of primary aluminum and alumina.

REVENUE

The Group's revenue for the first half of 2023 was RMB134,063 million, representing a decrease of RMB24,897 million from RMB158,960 million for the same period of the previous year, primarily due to the year-on-year decrease in the market price and trading volumes in the trading segment of primary aluminum.

COST OF SALES

The Group's cost of sales for the first half of 2023 was RMB122,056 million, representing a decrease of RMB18,340 million from RMB140,396 million for the same period of the previous year, primarily due to the year-on-year decrease in trading volumes in the trading segment and the production cost of primary aluminum.

EXPENSES FOR THE PERIOD

Selling and distribution expenses: The Group's selling and distribution expenses for the first half of 2023 amounted to RMB201 million, representing an increase of RMB25 million from RMB176 million for the same period of the previous year.

Administrative expenses: The Group's administrative expenses for the first half of 2023 amounted to RMB2,707 million, representing a decrease of RMB213 million from RMB2,920 million for the same period of the previous year, mainly due to the year-on-year decrease in city construction tax and education surcharge as a result of the decrease in gross profit of the Company's products.

Finance expenses: The Group's finance expenses for the first half of 2023 amounted to RMB1,478 million, representing a decrease of RMB296 million from RMB1,774 million for the same period of the previous year, mainly due to the year-on-year decrease in interest expenses through the Company's reduction in the size of interest-bearing debts and optimization of financing costs.

RESEARCH AND DEVELOPMENT EXPENSES

The Group's research and development expenses for the first half of 2023 amounted to RMB1,692 million, almost at the same level as RMB1,670 million for the same period of the previous year.

OTHER GAINS, NET

The Group's other gains for the first half of 2023 were RMB266 million, almost at the same level as RMB259 million for the same period of the previous year.

IMPAIRMENT LOSSES ON PROPERTY, PLANT AND EQUIPMENT

The Group's impairment losses on property, plant and equipment for the first half of 2023 were RMB0 million, representing a decrease of RMB2,101 million from the loss of RMB2,101 million for the same period of the previous year, primarily due to the significant provision for impairment of certain low-efficiency assets recorded in the previous year.

REVERSAL OF IMPAIRMENT/(IMPAIRMENT) ON FINANCIAL ASSETS, NET

The Group's reversal of impairment on financial assets for the first half of 2023 amounted to RMB233 million, representing an increase in profit of RMB283 million as compared with the loss of RMB50 million for the same period of the previous year, which was mainly due to the recovery of some historical bad debts through measures including legal actions to defend its rights.

INCOME TAX EXPENSES

The Group's income tax expenses for the first half of 2023 amounted to RMB1,133 million, representing a decrease of RMB422 million from RMB1,555 million for the same period of the previous year, mainly due to the year-on-year decrease of profit realized in the year, resulting in the decrease in income tax expenses.



ALUMINA SEGMENT

Revenue

In the first half of 2023, the operating revenue of the alumina segment of the Group amounted to RMB21,527 million, representing a decrease of RMB6,646 million from RMB28,173 million in the same period of previous year, which was mainly due to the year-on-year decrease in the production and sales volume and the selling price of alumina.

Segment Results

The Group's profit before income tax in the alumina segment for the first half of 2023 was RMB1,322 million, representing an increase of RMB274 million from RMB1,048 million for the same period of the previous year, which was mainly due to the combined effect of year-on-year decrease in profit of alumina, year-on-year increase in profit of ore and year-on-year decrease in asset impairment matters.

PRIMARY ALUMINUM SEGMENT

Revenue

In the first half of 2023, the operating revenue of the primary aluminum segment of the Group amounted to RMB56,593 million, representing a decrease of RMB13,011 million from RMB69,604 million in the same period of previous year, which was mainly due to the year-on-year decrease of market price of primary aluminum.

Segment Results

The Group's profit before income tax in the primary aluminum segment for the first half of 2023 was RMB3,942 million, representing a decrease of RMB3,570 million from RMB7,512 million for the same period of the previous year, which was mainly due to the year-on-year decrease of the market price of primary aluminum.

TRADING SEGMENT

Revenue

The Group's operating revenue from the trading segment for the first half of 2023 was RMB124,305 million, representing a decrease of RMB16,476 million from RMB140,781 million for the same period of the previous year, mainly due to the year-on-year decrease in the business volume and the product market prices of the trading segment recorded in the year.

Segment Results

The Group's profit before income tax in the trading segment for the first half of 2023 was RMB952 million, almost at the same level as RMB930 million for the same period of the previous year.

ENERGY SEGMENT

Revenue

The Group's operating revenue from the energy segment for the first half of 2023 was RMB4,824 million, almost at the same level as RMB4,819 million for the same period of the previous year.

Segment Results

The Group's profit before income tax in the energy segment for the first half of 2023 was RMB1,301 million, representing an increase in profit of RMB210 million from RMB1,091 million for the same period of the previous year, which was mainly due to the year-on-year increase in profit of the electricity power generation business.

CORPORATE AND OTHER OPERATING SEGMENTS

Revenue

The Group's operating revenue from the corporate and other operating segments for the first half of 2023 was RMB1,066 million, representing an increase of RMB136 million from RMB930 million for the same period of the previous year.



Segment Results

The Group's profit before income tax from the corporate and other operating segments for the first half of 2023 was RMB-526 million, representing a decrease in profit of RMB77 million from RMB-449 million for the same period of the previous year, which was mainly due to the year-on-year decrease in gains on futures.

STRUCTURE OF ASSETS AND LIABILITIES

Current Assets and Liabilities

As at 30 June 2023, the Group's current assets amounted to RMB52,183 million, representing a decrease of RMB2,353 million from RMB54,536 million as at the end of the previous year, primarily due to the effect of the decrease in cash and cash equivalents resulting from debts repayment.

As at 30 June 2023, the Group's current liabilities amounted to RMB56,843 million, representing a decrease of RMB5,524 million from RMB62,367 million as at the end of the previous year, mainly due to the effect of the repayment of short-term debts.

Non-current Assets and Liabilities

As at 30 June 2023, the Group's non-current assets amounted to RMB155,482 million, representing a decrease of RMB2,330 million from RMB157,812 million as at the end of the previous year. This was mainly due to the impact of depreciation and amortization of long-term assets.

As at 30 June 2023, the Group's non-current liabilities amounted to RMB58,634 million, representing a decrease of RMB3,593 million from RMB62,227 million as at the end of the previous year. This was mainly due to the decrease in medium and long-term interest-bearing debts.

As at 30 June 2023, the gearing ratio of the Group was 55.61% (which was computed by dividing the total liabilities by the total assets of the Group as at 30 June 2023), representing a decrease of 3.06 percentage points from 58.67% as of the end of the previous year, which was mainly due to the reduction of the scale of interest-bearing liabilities by the Company.

CAPITAL EXPENDITURES, CAPITAL COMMITMENTS AND INVESTMENT UNDERTAKINGS

As of 30 June 2023, the Group's project investment expenditures (excluding equity investment) amounted to RMB2,082 million, which were mainly utilized in upgrading better energy efficiency, resource acquisition, technological research and development, etc.

As of 30 June 2023, the Group's contracted but not provided capital commitment to fixed assets investment amounted to RMB3,624 million.

As of 30 June 2023, the Group's investment undertakings to joint ventures and associates amounted to RMB1,325 million, comprising RMB400 million to Chinalco Overseas Development Co., Ltd.* (中鋁海外發展有限公司), RMB8 million to Loudi Zhongyu New Materials Co., Ltd.* (婁底中禹新材料有限公司), RMB6 million to Chinalco Tendering Company Limited* (中鋁招標有限公司), RMB883 million to Chinalco Suihe Nonferrous Metals Green and Low-carbon Innovation Development Fund (Beijing) Partnership (Limited Partnership)* (中鋁穗禾有色金屬綠色低碳創新發展基金(北京)合夥企業(有限合夥)) and RMB28 million to Shanxi Qinlv Taiyue New Materials Co., Ltd.* (山西沁鋁太岳新材料有限公司), respectively.

CASH AND CASH EQUIVALENTS

As of 30 June 2023, the Group's cash and cash equivalents amounted to RMB10,837 million.

CASH FLOWS FROM OPERATING ACTIVITIES

In the first half of 2023, the Group's cash flows generated from operating activities were net inflows amounting to RMB10,242 million, representing a decrease of RMB7,907 million in inflows from RMB18,149 million of net inflows for the same period of the previous year, which was mainly due to a year-on-year decrease in net profit and impairment losses on assets.

CASH FLOWS FROM INVESTING ACTIVITIES

In the first half of 2023, the Group's cash flows generated from investing activities were net outflows amounting to RMB5,617 million, representing a decrease of RMB515 million in outflows from RMB6,132 million of net outflows for the same period of the previous year, which was mainly due to a year-on-year decrease in expenses including purchase of principal guaranteed structured deposits.

CASH FLOWS FROM FINANCING ACTIVITIES

In the first half of 2023, the Group's cash flows generated from financing activities were net outflows amounting to RMB10,652 million, basically flat with RMB10,768 million of net outflows for the same period of the previous year.

OVERALL ANALYSIS OF EXTERNAL EQUITY INVESTMENTS

As of 30 June 2023, the Group's long-term equity investments amounted to RMB10,010 million, representing an increase of RMB267 million from RMB9,743 million as at the end of 2022, which was primarily due to the increase in the income recognised from and new investment in associates and joint ventures.

EXCHANGE RATE FLUCTUATION RISK AND HEDGING

The Company considered and approved the Resolution in relation to the 2023 Monetary Financial Derivatives Business Annual Plan of the Company at the tenth meeting of the eighth session of the Board held on 21 March 2023, giving consent to the 2023 monetary financial derivatives business annual plans of Chalco International Trading Group Co., Ltd. ("**Chalco International Trading Group**", including its subsidiaries) and Chalco Materials Co., Ltd. ("**Chalco Materials**"), wholly-owned subsidiaries of the Company. The business types included forward settlement and purchase of US dollars, with a term from 1 January 2023 to 31 December 2023. During the aforesaid term, the total quota of financial derivatives business for such subsidiaries shall not exceed USD1,797 million.

Chalco International Trading Group and Chalco Materials have long been engaged in import and export business, and the carrying out of monetary financial derivative business is conducive to their reasonable avoidance of exchange rate risk exposure arising from import and export business. By the end of June 2023, Chinalco International Trade Hong Kong Co., Ltd., a wholly-owned subsidiary of Chalco International Trading Group, had carried out two monetary financial derivatives businesses for the spot export business of aluminum foil, both of which were forward settlement of US dollars, with a total amount of USD821,500, achieving relatively good results and effectively avoiding the risk of exchange rate fluctuation.

INVESTMENT OF THE COMPANY

USE OF PROCEEDS

During the reporting period, the Company had no fund-raising activities.

SIGNIFICANT INVESTMENTS

During the reporting period, the Company had no significant investments.

DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

As of the date of this report, the changes of directors, supervisors and senior management of the Company are as follows:

CHANGES OF POSITIONS IN THE COMPANY

Due to work adjustment, on 19 July 2023, Mr. Liu Jianping submitted a written resignation to the Board of the Company, to resign as the chairman and the executive director of the Company and from all other positions in each of the special committees under the Board, with immediate effect. On the same date, the 13th meeting of the eighth session of the Board of the Company was held, at which all the directors jointly recommended Mr. Zhu Runzhou, a director of the Company, to act as on behalf of the chairman and legal representative of the Company for a term until the election of the new chairman by the Board of the Company.

Due to work needs, as considered and approved at the tenth meeting of the eighth session of the Board of the Company held on 21 March 2023, Mr. Xu Feng has been appointed as a vice president of the Company, with immediate effect.

Due to work needs, as considered and approved at the 14th meeting of the eighth session of the Board of the Company held on 22 August 2023, Mr. Liang Minghong has been appointed as the chief legal adviser and chief compliance officer of the Company, with immediate effect.

Due to reaching the national statutory retirement age, on 10 August 2023, Mr. Yue Xuguang submitted a written resignation to the Supervisory Committee of the Company, to resign as an employee representative supervisor of the Company, with immediate effect. On 10 August 2023, Ms. Wang Jinlin was elected as an employee representative supervisor of the eighth session of the Supervisory Committee of the Company at the employees' representatives meeting.

For details of the above changes, please refer to the relevant announcements of the Company dated 19 July 2023, 21 March 2023, 22 August 2023 and 10 August 2023, respectively.

CHANGES OF POSITIONS IN OTHER ENTITIES

Mr. Qiu Guanzhou, an independent non-executive director of the Company, ceased to be an executive director and manager of Hunan Bio Lab Technology Co., Ltd. on 16 May 2023.

Ms. Chan Yuen Sau Kelly, an independent non-executive director of the Company, was appointed as an independent non-executive director of China Merchants Port Holdings Company Limited (listed on the Hong Kong Stock Exchange, stock code: 00144) on 21 March 2023, and was appointed as an independent non-executive director of Best Mart 360 Holdings Limited (listed on the Hong Kong Stock Exchange, stock code: 02360) on 11 August 2023.

As at the date of this report, the directors of the eighth session of the Board, the supervisors of the eighth session of the Supervisory Committee and other senior management of the Company are as follows:

DIRECTORS

Executive Directors

Mr. Liu Jianping (Chairman, re-appointed on 21 June 2022 and resigned on 19 July 2023)
Mr. Zhu Runzhou (Re-appointed on 21 June 2022, acting on behalf of the chairman since 19 July 2023)
Mr. Ou Xiaowu (Re-appointed on 21 June 2022)
Mr. Jiang Tao (Re-appointed on 21 June 2022)

Non-executive Directors

Mr. Zhang Jilong (Re-appointed on 21 June 2022)
Mr. Chen Pengjun (Appointed on 21 June 2022)

Independent Non-executive Directors

Mr. Qiu Guanzhou (Re-appointed on 21 June 2022)
Mr. Yu Jinsong (Re-appointed on 21 June 2022)
Ms. Chan Yuen Sau Kelly (Re-appointed on 21 June 2022)

SUPERVISORS

Shareholder Representative Supervisors

Mr. Ye Guohua (Chairman of the Supervisory Committee, re-appointed on 21 June 2022)
Ms. Shan Shulan (Re-appointed on 21 June 2022)
Ms. Lin Ni (Re-appointed on 21 June 2022)

Employee Representative Supervisors

Mr. Yue Xuguang (Re-appointed on 21 June 2022 and resigned on 10 August 2023)
Ms. Xu Shuxiang (Appointed on 18 March 2022 and re-appointed on 21 June 2022)
Ms. Wang Jinlin (Appointed on 10 August 2023)

OTHER SENIOR MANAGEMENT

Mr. Wu Maosen (Vice President, appointed on 21 March 2019)
Mr. Ge Xiaolei (Chief Financial Officer and Secretary to the Board, appointed on 22 March 2022; Joint Company Secretary, appointed on 24 July 2022)
Mr. Xu Feng (Vice President, appointed on 21 March 2023)
Mr. Liang Minghong (Chief Legal Adviser and Chief Compliance Officer, appointed on 22 August 2023)

EMPLOYEES, PENSION PLANS AND WELFARE FUND

As of 30 June 2023, the Group had 65,131 employees. The remuneration package of the employees includes salaries, bonuses, allowances, subsidies and welfare benefits including medical care, housing subsidies, childbirth, unemployment, work-related injury, pension and other miscellaneous items.

In accordance with the applicable regulations of the PRC, the Company has participated in various pension plans organized by relevant provincial and municipal governments, under which the Company and its subsidiaries are required to contribute an amount equivalent to a specified percentage of the sum of its employees' salaries, bonuses and various allowances to the pension fund. The percentage of such contributions in the employee payroll is around 16%.

The Company has attached great importance to the development of its employees all along, providing them with a fair competition environment and promotion opportunities, and is committed to building a comprehensive and systematic employee training system, actively constructing an "online + offline" training mode, to promote the growth and development of employees in various aspects, further improve the comprehensive quality, professionalism and business skills of the employees, and help them enhance their working ability and career value.

In order to realise medium- and long-term incentives, build a community of shared interests among shareholders, the Company and employees, fully mobilize the enthusiasm of core employees, support the Company's strategy and long-term steady development, the Company adopted the Restricted Share Incentive Scheme in 2022, approximately 139 million Restricted Shares were granted to a total of 1,206 persons, including directors, senior management, middle management and technical and business backbones of the Company, and corresponding administrative measures for implementation and appraisal were formulated to link the performance of the Company and personal appraisal with fulfillment of incentives, which further mobilized the work enthusiasm of the management and business backbones, and promoted the long-term sustainable development of the Company.



STRUCTURE AND CHANGE OF SHARE CAPITAL AND PARTICULARS OF SHAREHOLDERS

SHARE CAPITAL STRUCTURE

Aluminum Corporation of China ("**Chinalco**") is the single largest shareholder of the Company, which directly held 5,050,376,970 A shares of the Company as of 30 June 2023, representing approximately 29.43% of total issued share capital of the Company, and together with its subsidiaries held an aggregate of 5,295,895,019 A shares and 178,590,000 H shares of the Company, representing approximately 31.90% of total issued share capital of the Company.

As of 30 June 2023, the share capital structure of the Company was as follows:

		As of 30 June 2023	
		Number of shares held *(In million)*	**Percentage of issued share capital** *(%)*
A shares		**13,217.63**	**77.02**
Including:	Tradable shares not subject to trading moratorium	**13,078.71**	**76.21**
	Shares subject to trading moratorium	**138.92**	**0.81**
H shares		**3,943.97**	**22.98**
Total		**17,161.59**	**100.00**

According to the publicly available information and to the best knowledge of the Company's directors, as of 30 June 2023, the share capital structure of the Company can maintain a sufficient public float and is in compliance with the requirement of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Hong Kong Listing Rules**").

SUBSTANTIAL SHAREHOLDERS WITH SHAREHOLDING OF 5% OR MORE

So far as the directors of the Company are aware, as of 30 June 2023, the following persons (other than the directors, supervisors and president (chief executive) of the Company) had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance of Hong Kong or which were recorded in the register required to be kept by the Company pursuant to Section 336 of the Securities and Futures Ordinance of Hong Kong, or as otherwise notified to the Company and the Hong Kong Stock Exchange.

Name of substantial shareholder	Class of shares	Number of shares held	Capacity	Percentage in the relevant class of issued share capital	Percentage in total issued share capital
Chinalco	A shares	5,295,895,019(L)[Note1]	Beneficial owner/Interests of controlled corporations	40.07%(L)	30.86%(L)
	H shares	178,590,000(L)[Note1]	Interests of controlled corporations	4.53%(L)	1.04%(L)
AllianceBernstein L.P.	H shares	264,077,304(L)[Note2]	Investment manager/Interests of controlled corporations	6.69%(L)	1.54%(L)
Brown Brothers Harriman & Co.	H shares	197,645,061(L)	Approved lending agent	5.01%(L)	1.15%(L)
		197,645,061(P)	Approved lending agent	5.01%(P)	1.15%(P)

(L) The letter "L" denotes a long position. (P) The letter "P" denotes a lending pool.

The information of H shareholders is based on the disclosure of interests system of the Hong Kong Stock Exchange.

Notes:

1. These interests included 5,050,376,970 A shares directly held by Chinalco, and an aggregate interest of 245,518,049 A shares and 178,590,000 H shares held by various controlled subsidiaries of Chinalco, comprising 238,377,795 A shares held by Baotou Aluminum (Group) Co., Ltd.* (包頭鋁業(集團)有限責任公司) ("**Baotou Aluminum Group**"), 7,140,254 A shares held by Chinalco Asset Operation and Management Co., Ltd* (中鋁資產經營管理有限公司) ("**Chinalco Asset**") and 178,590,000 H shares held by Aluminum Corporation of China Overseas Holdings Limited* (中鋁海外控股有限公司) ("**Chinalco Overseas Holdings**").

2. Among those interests controlled by AllianceBernstein L.P., 233,841,304 shares were held by investment manager and 30,236,000 shares were held by corporations which were controlled by AllianceBernstein L.P.



Save as disclosed above and so far as the directors of the Company are aware, as of 30 June 2023, no other person (other than the directors, supervisors and president (chief executive) of the Company) had any interest or short position in the shares or underlying shares of the Company (as the case may be) which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance of Hong Kong and as recorded in the register required to be kept under Section 336 of the Securities and Futures Ordinance of Hong Kong, or was otherwise a substantial shareholder of the Company.

CHANGES IN SHARES

During the reporting period, there were no changes in the shares of the Company.

APPROVAL OF CHANGES IN SHARES

During the reporting period, there were no approval in respect of the changes in the shares of the Company.

TOTAL NUMBER OF SHAREHOLDERS AT THE END OF THE REPORTING PERIOD

As of 30 June 2023, the Company had 414,008 holders of A shares and H shares in total.

SHAREHOLDINGS OF TOP TEN SHAREHOLDERS

Unit: shares

Name of shareholders (in full name)	Number of shares held at the end of the reporting period	Class of shares	Percentage of shareholding *(%)*	Changes in shares during the reporting period
Aluminum Corporation of China [Note1]	5,050,376,970	A shares	29.43	0
Hong Kong Securities Clearing Company Limited (H shares) [Note2]	3,934,719,479	H shares	22.93	104,000
Hong Kong Securities Clearing Company Limited (A shares)	557,551,871	A shares	3.25	314,041,756

Name of shareholders (in full name)	Number of shares held at the end of the reporting period	Class of shares	Percentage of shareholding (%)	Changes in shares during the reporting period
China Life Insurance Company Limited* (中國人壽保險股份有限公司)	552,682,985	A shares	3.22	-6,110,915
CITIC Securities – Huarong Ruitong Equity Investment Management Co., Ltd. – CITIC Securities – Changfeng Single Asset Management Plan* (中信證券 華融瑞通股權投資管理有限公司 中信證券 長風單 資產管理計劃) Note 3	460,729,827	A shares	2.68	332,217,827
China Securities Finance Corporation Limited* (中國證券金融股份有限公司)	448,284,993	A shares	2.61	0
Baotou Aluminum (Group) Co., Ltd.	238,377,795	A shares	1.39	0
CSC Financial – China Huarong Asset Management Co., Ltd. – CSC – Xianfeng Single Asset Management Plan* (中信建投證券 中國華融資產管理股份有限公司 中信建投 先鋒單 資產管理計劃) Note 3	185,792,394	A shares	1.08	-13,497,106
China Foreign Economy and Trade Trust Co., Ltd. – Foreign Trade Trust – Gaoyi Xiaofeng Hongyuan Pooled Fund Trust Scheme* (中國對外經濟貿易信託有限公司 外貿信託 高毅曉峰鴻遠集合資金信託計劃)	137,801,720	A shares	0.80	22,080,300
Shanghai Gaoyi Asset Management Partnership (Limited Partnership) – Gaoyi Xiaofeng No. 2 Zhixin Fund* (上海高毅資產管理合夥企業(有限合夥) 高毅曉峰2號致信基金)	119,868,792	A shares	0.70	26,610,488



Notes:

1. The number of shares held by Chinalco does not include the A shares of the Company indirectly held by it through its subsidiaries Baotou Aluminum Group and Chinalco Asset and the H shares of the Company indirectly held by it through its subsidiary Chinalco Overseas Holdings. As of 30 June 2023, Chinalco, together with its subsidiaries, holds 5,474,485,019 shares of the Company, including 5,295,895,019 A shares and 178,590,000 H shares, accounting for approximately 31.90% of the total issued share capital of the Company.

2. 3,934,719,479 H shares of the Company held by Hong Kong Securities Clearing Company Limited include 178,590,000 H shares it holds on behalf of Chinalco Overseas Holdings, a subsidiary of Chinalco.

3. The beneficial owner of the shares held by CSC Financial – China Huarong Asset Management Co., Ltd. – CSC – Xianfeng Single Asset Management Plan* (中信建投證券－中國華融資產管理股份有限公司－中信建投－先鋒單一資產管理計劃) and CITIC Securities – Huarong Ruitong Equity Investment Management Co., Ltd. – CITIC Securities – Changfeng Single Asset Management Plan* (中信證券－華融瑞通股權投資管理有限公司－中信證券－長風單一資產管理計劃) in the Company is Huarong Ruitong Equity Investment Management Co., Ltd., and such two organisations are entrusted to manage the shares held by Huarong Ruitong Equity Investment Management Co., Ltd.* (華融瑞通股權投資管理有限公司) in the Company.

INTERESTS IN SHARES HELD BY DIRECTORS, CHIEF EXECUTIVE AND SUPERVISORS

As of 30 June 2023, the interests held by the directors, president (chief executive) and supervisors of the Company were as follows:

1. Mr. Zhu Runzhou, an executive director and president of the Company, directly held 270,000 A shares of the Company.

2. Mr. Ou Xiaowu, an executive director of the Company, directly held 250,000 A shares of the Company.

3. Mr. Jiang Tao, an executive director and vice president of the Company, directly held 230,000 A shares of the Company; his spouse, Ms. Shi Biqiong, directly held 4,000 A shares of the Company. Pursuant to the Securities and Futures Ordinance of Hong Kong, Mr. Jiang Tao is deemed to be interested in the 4,000 A shares of the Company held by Ms. Shi Biqiong.

4. Ms. Xu Shuxiang, a supervisor of the Company, directly holds 4,000 A shares of the Company.

Name	Position in the Company	Nature of interests	A Shares held in the Company	Percentage in total issued A shares of the Company
Zhu Runzhou	Executive Director, President	Beneficial owner	270,000 shares	0.0016%
Ou Xiaowu	Executive Director	Beneficial owner	250,000 shares	0.0015%
Jiang Tao	Executive Director,	Beneficial owner	230,000 shares	0.0013%
	Vice President	Spouse's interests	4,000 shares	0.00002%
Xu Shuxiang	Supervisor	Beneficial owner	4,000 shares	0.00002%
Total	/	/	758,000 shares	0.0044%

The above interests beneficially owned by Mr. Zhu Runzhou, Mr. Ou Xiaowu and Mr. Jiang Tao are all interests granted to them under the 2021 Restricted Share Incentive Scheme of the Company. The interests beneficially owned by Ms. Xu Shuxiang were purchased and acquired by her in the secondary market.

Save as disclosed above, as at 30 June 2023, none of the directors, supervisors or their respective associates had any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of the Securities and Futures Ordinance of Hong Kong), which were (a) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the Securities and Futures Ordinance of Hong Kong; or (b) required to be recorded in the register kept by the Company pursuant to Section 352 of the Securities and Futures Ordinance of Hong Kong; or (c) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "**Model Code**").

Save as disclosed above, Mr. Wu Maosen and Mr. Xu Feng, being vice presidents of the Company, were granted 260,000 A shares and 230,000 A shares of the Company under the 2021 Restricted Share Incentive Scheme of the Company; Mr. Ge Xiaolei, the chief financial officer and secretary to the Board (joint company secretary) of the Company, was granted 230,000 A shares of the Company under the 2021 Restricted Share Incentive Scheme of the Company. Otherwise, as of 30 June 2023, none of the directors, supervisors, president (chief executive) and other senior management of the Company or their spouses and children under the age of 18 was granted the right to acquire any shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of the Securities and Futures Ordinance of Hong Kong).



REPURCHASE, SALE AND REDEMPTION OF THE COMPANY'S SHARES

Neither the Company nor its subsidiaries purchased or sold any shares of the Company during the six months ended 30 June 2023. The Company did not redeem any of its shares during the reporting period.

CHARGE AND PLEDGES ON GROUP ASSETS

As of 30 June 2023, the Group's assets charged and pledged for bank borrowings included property, plant and equipment, land use right, intangible assets and investment in associates, accounts receivable and notes receivable. The aggregate amount of the charged assets was RMB6,954.1 million. In the meantime, the Group also obtained certain bank borrowings by pledging its contractual rights to charge users for electricity generated and investment in subsidiaries. For details, please refer to Note 11 to the financial statements.

GUARANTEES

As of 30 June 2023, the Company had no external guarantees (excluding guarantees provided to subsidiaries), and the balance of guarantees provided to subsidiaries amounted to approximately RMB10,969 million, details of which are as follows:

1. As of 30 June 2023, the balance of the guarantee mutually provided between Chalco Ningxia Energy Group Co., Ltd., a controlled subsidiary of the Company, and its subsidiaries amounted to RMB341 million.

2. In July 2021, the Company provided guarantee for three-year senior bonds of USD500 million and five-year senior bonds of USD500 million issued by Chalco Hong Kong Investment Company Limited ("**Chalco Hong Kong Investment**"), respectively. As of 30 June 2023, the balance of the guarantee provided by the Company to Chalco Hong Kong Investment amounted to USD1,000 million (equivalent to approximately RMB7,626 million).

3. In March 2017, Baotou Aluminum Co., Ltd. ("**Baotou Aluminum**") entered into a maximum financial guarantee agreement (《最高額保證合同》) with Baotou Branch of Shanghai Pudong Development Bank, pursuant to which Baotou Aluminum would provide guarantee in respect of financing up to RMB2,000 million in total for its controlled subsidiary, Inner Mongolia Huayun New Materials Co., Ltd.* (內蒙古華雲新材料有限公司) ("**Inner Mongolia Huayun**"). The guarantee period was two years from the date of expiry of the term for repayment of each loan under the principal contract. As of 30 June 2023, the balance of the guarantee provided by Baotou Aluminum to Inner Mongolia Huayun amounted to RMB356 million.

4. In November 2019, the Company provided financing guarantee for Chalco Energy Holdings Co., Ltd.* (中國鋁業能源控股有限公司) ("**Chalco Energy Holdings**"), a subsidiary of the Company, due to the financing of the mining project in Boffa, Guinea. As of 30 June 2023, the foregoing guarantee contract has been cancelled.

5. In September 2020, the Company provided guarantee for the bank loans of Boffa Port Investment Co., Ltd.* (博法港口投資有限公司) ("**Boffa Port**"), a subsidiary of the Company. As of 30 June 2023, the balance of the guarantee provided by the Company to Boffa Port in proportion to shareholding percentage amounted to RMB216 million.

6. In December 2021, China Aluminum Logistics Group Corporation Co., Ltd* ("**Chalco Logistics**") entered into a guarantee contract with Shanghai Futures Exchange, pursuant to which Chalco Logistics would provide guarantee for its controlled subsidiary Chalco Logistics Group Central International Port Co., Ltd.* (中鋁物流集團中部國際陸港有限公司) ("**Central Port**") by its net assets. As of 30 June 2023, the balance of the guarantee provided by Chalco Logistics to Central Port amounted to RMB1,100 million.

7. In April 2023, Chalco International Trading Group entered into a guarantee contract with the Dalian Commodity Exchange and the Zhengzhou Commodity Exchange, pursuant to which Chalco International Trading Group would provide guarantee with its net assets in favour of its controlled subsidiary, Chalco Inner Mongolian International Trading Co., Ltd.* (中鋁內蒙古國貿有限公司) ("**Inner Mongolian International Trading**"). As of 30 June 2023, the balance of the guarantee provided by Chalco International Trading Group to Inner Mongolian International Trading was RMB1,149 million.

8. In June 2023, Chinalco Logistics Group Southeast Asia Land Port Co., Ltd* (中鋁物流集團東南亞國際陸港有限公司) ("**Southeast Asia Land Port**") and China Aluminum Logistics Group Corporation (Gansu) Co., Ltd (中鋁物流集團甘肅有限公司) ("**Gansu Logistics**") entered into a guarantee contract with the Shanghai Futures Exchange, pursuant to which Southeast Asia Land Port and Gansu Logistics would provide guarantee to their parent company, Chalco Logistics, with their net assets. As of 30 June 2023, the balance of the guarantee provided by Southeast Asia Land Port and Gansu Logistics to Chalco Logistics was RMB582 million.



CORPORATE GOVERNANCE

The Articles of Association, the Rules of Procedures for the Shareholders' Meetings of Aluminum Corporation of China Limited, the Rules of Procedures for the Board Meetings of Aluminum Corporation of China Limited, the Rules of Procedures for the Meetings of the Supervisory Committee of Aluminum Corporation of China Limited, the detailed implementation rules for the special committees under the Board, the Detailed Implementation Rules for Independent Directors, the Code of Conduct for Securities Dealings by Directors, Supervisors and Specific Employees and other relevant systems of the Company constitute the corporate governance documents of the Company. After reviewed such corporate governance documents, the Board of the Company believed that the Company had fully complied with the Corporate Governance Practices as set out in Appendix 14 to the Hong Kong Listing Rules and the requirements under the Guidelines of the Shanghai Stock Exchange for Internal Control of Listed Companies during the reporting period.

CODE OF CONDUCT FOR SECURITIES TRANSACTIONS BY THE DIRECTORS, SUPERVISORS AND RELEVANT EMPLOYEES

The Board of the Company has formulated written guidelines on securities transactions by the directors, supervisors and relevant employees of the Company, the terms of which are more stringent than the required standards set out in the Model Code under Appendix 10 of the Hong Kong Listing Rules and the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange. After a specific enquiry made by the Company, all directors, supervisors and relevant employees have confirmed their compliance with the required standards set out in the written guidelines.

THE BOARD AND ITS COMMITTEES, SUPERVISORY COMMITTEE AND GENERAL MEETING

THE BOARD

During the reporting period, the eighth session of the Board of the Company comprised four executive directors, namely Mr. Liu Jianping (resigned on 19 July 2023), Mr. Zhu Runzhou, Mr. Ou Xiaowu and Mr. Jiang Tao; two non-executive directors, namely Mr. Zhang Jilong and Mr. Chen Pengjun; and three independent non-executive directors, namely Mr. Qiu Guanzhou, Mr. Yu Jinsong and Ms. Chan Yuen Sau Kelly.

In the first half of 2023, three meetings were held by the Board of the Company, of which:

Date of Meeting	Meeting	Type of Meeting
2023.03.21	The 10th meeting of the eighth session of the Board	Physical meeting
2023.04.25	The 11th meeting of the eighth session of the Board	Physical meeting
2023.06.20	The 12th meeting of the eighth session of the Board	Physical meeting

A total of 41 resolutions were considered and approved at the above three meetings, the contents of which mainly involved the Company's periodic reports, annual social responsibility report, annual internal control report, audit report on internal control, annual profit distribution proposal, annual operating and investment plans, annual financing and bond issuance plans, provision of guarantees, annual remuneration standards for the Company's directors, supervisors and senior management, re-appointment of auditors, provision on asset impairment, related party transactions, etc.

AUDIT COMMITTEE

During the reporting period, the Audit Committee under the Board of the Company consisted of three independent non-executive directors, namely Mr. Qiu Guanzhou, Mr. Yu Jinsong and Ms. Chan Yuen Sau Kelly. Ms. Chan Yuen Sau Kelly served as the chairman of the committee.

The Audit Committee of the Board and the management of the Company have reviewed the accounting standards and norms adopted by the Group and discussed the matters related to auditing, internal control, risk management and financial statements, including review of the unaudited condensed consolidated interim financial report for the six months ended 30 June 2023.

In the first half of 2023, two meetings were held by the Audit Committee with 29 resolutions being considered and approved, including the financial report for the year 2022, the internal control evaluation report for the year 2022, the comprehensive risk management report, the annual audit plan and budget, the re-appointment of auditors, the 2023 first quarterly report and the related party transactions.

NOMINATION COMMITTEE

During the reporting period, the Nomination Committee under the Board of the Company consisted of two executive directors, namely Mr. Liu Jianping (resigned on 19 July 2023) and Mr. Zhu Runzhou, and three independent non-executive directors, namely Mr. Qiu Guanzhou, Mr. Yu Jinsong and Ms. Chan Yuen Sau Kelly. Mr. Yu Jinsong served as the chairman of the committee.



In the first half of 2023, one meeting was held by the Nomination Committee of the Board, at which the resolution on the nomination of Mr. Xu Feng as a candidate for the vice president of the Company was considered and approved.

REMUNERATION COMMITTEE

During the reporting period, the Remuneration Committee under the Board of the Company consisted of one non-executive director, namely Mr. Zhang Jilong, and two independent non-executive directors, namely Mr. Qiu Guanzhou and Mr. Yu Jinsong. Mr. Qiu Guanzhou served as the chairman of the committee.

In the first half of 2023, one meeting was held by the Remuneration Committee of the Board, at which the resolution in relation to the formulation of remuneration standards for directors, supervisors and senior management of the Company for the year 2023 was considered and approved.

DEVELOPMENT AND PLANNING COMMITTEE

During the reporting period, the Development and Planning Committee under the Board of the Company consisted of two executive directors, namely Mr. Liu Jianping (resigned on 19 July 2023) and Mr. Zhu Runzhou, two non-executive directors, namely Mr. Zhang Jilong and Mr. Chen Pengjun, and one independent non-executive director, namely Mr. Qiu Guanzhou. Mr. Liu Jianping served as the chairman of the committee.

In the first half of 2023, one meeting was held by the Development and Planning Committee of the Board, at which the resolutions in relation to the Company's production guidance plan for the year 2023, the investment plan for the year 2023 and the operating plan for the year 2023 were considered and approved.

OCCUPATIONAL HEALTH & SAFETY AND ENVIRONMENT COMMITTEE

During the reporting period, the Occupational Health & Safety and Environment Committee under the Board of the Company consisted of three executive directors, namely Mr. Zhu Runzhou, Mr. Ou Xiaowu and Mr. Jiang Tao. Mr. Zhu Runzhou served as the chairman of the committee.

In the first half of 2023, although the Occupational Health & Safety and Environment Committee under the Board did not officially hold a meeting, for the safety and environmental protection matters of the Company, all members had sufficient communication and exchange in the daily work and put forward opinions and suggestions, so that the work of the committee could be carried out in an orderly manner in accordance with its working rules.

SUPERVISORY COMMITTEE

During the reporting period, the eighth session of the Supervisory Committee of the Company consisted of three shareholder representative supervisors, namely Mr. Ye Guohua, Ms. Shan Shulan and Ms. Lin Ni, and two employee representative supervisors, namely Mr. Yue Xuguang and Ms. Xu Shuxiang.

In the first half of 2023, two meetings were held by the Supervisory Committee of the Company, namely the fifth meeting of the eighth session of the Supervisory Committee held on 20 March 2023 and the sixth meeting of the eighth session of the Supervisory Committee held on 24 April 2023. At such two meetings, seven resolutions were considered and approved, including the annual report of the Company for the year 2022, the annual report of the Supervisory Committee for the year 2022, the internal control evaluation report for the year 2022, the social responsibility report for the year 2022, the annual profit distribution proposal for the year 2022, the provision on asset impairment for the second half of year 2022 and 2023 first quarterly report.

GENERAL MEETING

The 2022 annual general meeting of the Company was held on 20 June 2023. A total of 20 resolutions (including sub-resolutions) were considered and approved at the above meeting, the contents of which mainly include the annual report of the Board of the Company, the annual report of the Supervisory Committee, the audited financial report, the annual profit distribution proposal, the annual bonds issuance plans, the re-appointment of auditors, the annual remuneration standards for the Company's directors and supervisors, and the continuing related party transactions.

The convening, holding and voting procedures for the above general meeting were legal and valid, and all the resolutions submitted at the general meeting were passed.



SIGNIFICANT EVENTS

1. CORPORATE GOVERNANCE

The Company has strictly complied with the requirements of the Company Law of the People's Republic of China, the Securities Law of the People's Republic of China, relevant provisions of the China Securities Regulatory Commission (the "**CSRC**"), the Rules Governing the Listing of Stocks on Shanghai Stock Exchange and the Hong Kong Listing Rules, and seriously performed its governance obligations in line with the relevant requirements of the CSRC. The Company has also strictly complied with the requirements of the Hong Kong Listing Rules in relation to corporate governance.

The Company will stay in strict compliance with the requirements of the regulatory bodies including the CSRC, Beijing Securities Regulatory Bureau, the SSE and the Hong Kong Stock Exchange. Through regulatory compliance and strict self-regulation, the Company will continuously improve its various corporate governance systems to further enhance its corporate governance level and internal control system, realize high-quality development of the Company under the principle of protecting the interest of the shareholders of the Company, as well as bring returns to the society and shareholders through satisfactory performance results. The Company will also continue to strictly comply with the requirements on corporate governance under the Hong Kong Listing Rules.

Since its incorporation, the Company has been completely separated from its controlling shareholder in terms of business, personnel, assets and finance. The Company has independent and comprehensive business and has the ability to operate on its own.

2. DISTRIBUTION OF FINAL DIVIDEND FOR THE YEAR 2022

As audited, the net profit of the financial statements of the Company for the year 2022 was approximately RMB1,683 million. As considered and approved at the 10th meeting of the eighth session of the Board of the Company held on 21 March 2023, the Company proposed to pay cash dividends to the shareholders at RMB0.036 per share (tax inclusive), with a total dividend payout of approximately RMB618 million (tax inclusive). On 20 June 2023, the aforesaid dividend distribution plan was considered and approved at the 2022 annual general meeting of the Company.

The Company has completed the payment of the final dividend for 2022 on 18 August 2023.

3. MATERIAL LITIGATION AND ARBITRATION AND CONTINGENT LIABILITIES

During the reporting period, the Company had no material litigation, arbitration, or material contingent liabilities that needs to be disclosed. For further details, please refer to the "Note 24 Contingent liabilities to the Unaudited Interim Condensed Consolidated Financial Statements" in this report.

4. RESTRICTED SHARE INCENTIVE SCHEME

At the 24th meeting of the seventh session of the Board and the 12th meeting of the seventh session of the Supervisory Committee of the Company held on 21 December 2021, the Company reviewed and approved the relevant proposals on the Company's Restricted Share Incentive Scheme (Draft) in 2021 and its summary, and agreed to the implementation of the 2021 Restricted Share Incentive Scheme to grant not more than 141,000,000 A shares (representing approximately 0.82% of the Company's 17,161,591,551 shares in issue at the end of the reporting period) to not more than 1,192 participants. The Restricted Share Incentive Scheme is valid from the date of completion of registration of the initial grant of restricted shares to the date of release of all restricted shares granted to the participants or the date of repurchase, subject to a maximum period of 72 months. The purpose of the Restricted Share Incentive Scheme is to further improve the corporate governance structure, establish a sound sustainable and stable incentive restraint mechanism, bring sustainable returns to shareholders, build a bond of interests among shareholders, the Company and employees, fully mobilize the enthusiasm of core employees, support the strategic realization and long-term steady development of the Company, attract, retain and motivate outstanding talents and advocate the concept of sustainable development of the Company and its employees together. The participants of the Incentive Scheme include directors, senior management, middle management and core technical (business) backbone of the Company. The number of Restricted Shares granted to any one participant shall not exceed 1% of the total share capital of the Company prior to the submission of the Restricted Share Incentive Scheme to the general meeting for consideration. The date of determining the price of the Restricted Shares under the first grant is the date of announcement of the draft Restricted Share Incentive Scheme. The price of grant shall not be less than the par value of the shares (RMB1.00) and shall not be less than the higher of: (1) 50% of the average trading price of the Company's A shares for the 1 trading day prior to the announcement of the Restricted Share Incentive Scheme, being RMB3.08 per share; (2) 50% of the average trading price of the Company's A shares for the 20 trading days prior to the announcement of the Restricted Share Incentive Scheme, being RMB2.98 per share. The price of reserved restricted shares granted shall not be less than the par value of the shares (RMB1.00) and not less than 50% of the higher of the following prices: (1) the average trading price of the Company's A shares for 1 trading day prior to the announcement of the resolution of the Board to grant reserved restricted shares; (2) one of the average trading price of the Company's A shares for 20 trading days, 60 trading days or 120 trading days prior to the announcement of the resolution of the Board to grant reserved restricted shares. Please refer to the relevant announcements of the Company disclosed on 21 and 22 December 2021 for details of the above matter.



On 6 April 2022, the 27th meeting of the seventh session of the Board and the 14th meeting of the seventh session of the Supervisory Committee of the Company were held, at which the resolution on the adjustment to the 2021 Restricted Share Incentive Scheme (Draft) and its summary and the appraisal management measures for implementation were considered and passed. Please refer to the relevant announcement of the Company disclosed on 6 April 2022 for details of the above matter.

On 20 April 2022, the Company received the "Approval on the Implementation of the Restricted Share Incentive Scheme by Aluminum Corporation of China Limited" (Guo Zi Kao Fen [2022] No. 157) from the State-owned Assets Supervision and Administration Commission of the State Council, indicating that the State-owned Assets Supervision and Administration Commission of the State Council agreed in principle to the Company's implementation of the Restricted Share Incentive Scheme. Please refer to the relevant announcement of the Company disclosed on 21 April 2022 for details of the above matter.

At the 2022 first extraordinary general meeting, the 2022 first class meeting for A shareholders and the 2022 first class meeting for H shareholders held on 26 April 2022, the Company considered and approved the relevant proposals on the 2021 Restricted Share Incentive Scheme and agreed to the Company's implementation of the Restricted Share Incentive Scheme. Please refer to the supplemental circular of the Company disclosed on 7 March 2022 and the relevant announcement of the Company disclosed on 26 April 2022 for details of the above matter.

At the 16th meeting of the seventh session of the Supervisory Committee and the 29th meeting of the seventh session of the Board of the Company held on 24 May and 25 May 2022, respectively, the Company considered and approved the resolution in relation to relevant matters on the adjustment to the 2021 Restricted Share Incentive Scheme and the resolution in relation to first grant of Restricted Shares to Participants, and agreed to grant 113,438,200 Restricted Shares to 943 Participants at the Grant Price of RMB3.08 per share with 25 May 2022 as the First Grant Date. Please refer to the relevant announcement of the Company disclosed on 25 May 2022 for details of the above matter.

On 14 June 2022, the Company received the Securities Transfer Registration Certificate issued by Shanghai Branch of China Securities Depository and Clearing Corporation Limited, and the registration of the First Grant of 2021 Restricted Share Incentive Scheme has been completed on 13 June 2022, with a total of 112,270,300 Restricted Shares granted to 930 Participants. Please refer to the relevant announcement of the Company disclosed on 14 June 2022 for details of the above matter.

At the fourth meeting of the eighth session of the Supervisory Committee and the seventh meeting of the eighth session of the Board of the Company held on 23 November and 24 November 2022, respectively, the Company considered and passed the Resolution on the Proposed Grant of Reserved Restricted Shares to Participants under the 2021 Restricted Share Incentive Scheme of the Company, and agreed to grant 27,536,300 Restricted Shares to 285 Participants at the Grant Price of RMB2.21 per share with 24 November 2022 as the Reserved Grant Date. Please refer to the relevant announcement of the Company disclosed on 24 November 2022 for details of the above matter.

The Company received the Securities Transfer Registration Certificate issued by the Shanghai Branch of China Securities Depository and Clearing Corporation Limited on 26 December 2022. The reserved grant registration under the 2021 Restricted Share Incentive Scheme of the Company was completed on 23 December 2022. A total of 26,648,300 Restricted Shares were granted to 276 Participants. Please refer to the relevant announcement of the Company disclosed on 27 December 2022 for details of the above matter.

Details of the grants made under the Restricted Share Incentive Scheme are set out below:

Name	**Position(s)**	**Number of the Restricted Shares granted** *(0,000 shares)*	**Grant Date** *(Note 2)*	**Grant Price** *(RMB/share)* *(Note 3)*	**Percentage of the total share capital of the Company as at the date of adoption of the draft Restricted Share Incentive Scheme** *(%)* *(Note 4)*
Zhu Runzhou	Director, President	27	25 May 2022	3.08	0.0016
Ou Xiaowu	Director	25	25 May 2022	3.08	0.0015
Jiang Tao	Director, Vice President	23	25 May 2022	3.08	0.0014
Wu Maosen	Vice President	26	25 May 2022	3.08	0.0015
Xu Feng	Vice President	23	25 May 2022	3.08	0.0014
Liang Minghong	Chief Legal Adviser, Chief Compliance Officer	17.02	25 May 2022	3.08	0.0010
Middle-level management, core technical (business) backbone (924 persons)		11,086.01	25 May 2022	3.08	0.6512
First Grant in total (930 persons)		11,227.03	25 May 2022	3.08	0.6595



Name	Position(s)	Number of the Restricted Shares granted *(0,000 shares)*	Grant Date *(Note 2)*	Grant Price *(RMB/share)* *(Note 3)*	Percentage of the total share capital of the Company as at the date of adoption of the draft Restricted Share Incentive Scheme *(%)* *(Note 4)*
Ge Xiaolei	Chief Financial Officer, Secretary to the Board	23	24 November 2022	2.21	0.0014
Li Wangxing	Chief Technology Officer	23	24 November 2022	2.21	0.0014
Middle-level management, core technical (business) backbone (274 persons)		2,618.83	24 November 2022	2.21	0.1538
Reserved grant in total (276 persons)		2,664.83	24 November 2022	2.21	0.1565
First Grant and Reserved Grant in total (1,206 persons)		**13,891.86**	**–**	**–**	**0.8161**

Notes:

1. Some figures shown as totals herein may not be an arithmetic aggregation of the figures preceding them due to rounding adjustments.

2. The Lock-up Period shall be 24 months from the completion date of registration of the grant of Restricted Shares to the Participants. During the Lock-up Period, the Restricted Shares granted to the Participants shall be locked and shall not be transferred or assigned or used as guarantee or for repayment of debts. Upon unlocking, the Company shall proceed with the unlocking for the Participants who satisfy Unlocking Conditions, and the Restricted Shares held by the Participants who do not satisfy the Unlocking Conditions shall be repurchased by the Company. The schedule for the unlocking of Restricted Shares under the First and Reserved Grants of the Restricted Share Incentive Scheme is set out in the table below:

Arrangement of unlocking	Unlocking Period	Percentage of the number of Restricted Shares to be unlocked to the number of the Restricted Shares granted
The first Unlocking Period for the first and reserved grant	Commencing from the first trading day after expiry of the 24-month period from the date of completion of registration of the corresponding grant and ending on the last trading day of the 36-month period from the date of completion of registration of such grant	40%
The second Unlocking Period for the first and reserved grant	Commencing from the first trading day after expiry of the 36-month period from the date of completion of registration of the corresponding grant and ending on the last trading day of the 48-month period from the date of completion of registration of such grant	30%
The third Unlocking Period for the first and reserved grant	Commencing from the first trading day after expiry of the 48-month period from the date of completion of registration of the corresponding grant and ending on the last trading day of the 60-month period from the date of completion of registration of such grant	30%

Based on the growth of the Company's future performance targets, the Restricted Share Incentive Scheme sets the conditions for the release of the restricted shares and links the results of the individual assessment of the Participants to the release of the Restricted Shares. The Restricted Share Incentive Scheme may be released when the performance indicators of the Company meet the performance appraisal targets at the same time there are no circumstances under which the Company is not allowed to exercise equity incentive as set out in the laws and regulations and the relevant regulations of the CSRC. The performance indicators of the Company include the compounded growth rate of net profit attributable to owners of the parent after excluding gains or losses from non-recurring items, the EBITDA/average net assets (EOE) and the annual EVA assessment targets set by the Board. For details of the Unlocking Conditions of Restricted Shares and the individual assessment process for Participants, please refer to Appendix I "Restricted Share Incentive Scheme (Draft)" and Appendix II "Implementation Assessment and Management of the Restricted Share Incentive Scheme" to the circular of the Company dated 7 March 2022.

During the reporting period, the Restricted Shares granted under the Restricted Share Incentive Scheme remained in the 24-month unlocking period. As disclosed in the Company's first grant and reserved grant results announcements dated 14 June 2022 and 27 December 2022, 23 Participants waived their subscriptions for a total of 2,055,900 restricted shares granted to them for personal reasons, and such Restricted Shares were directly reduced and cancelled. Apart from that, as at the end of the reporting period, no other Restricted Shares have been cancelled or lapsed.

3. The closing prices of the Company's A shares immediately prior to the Grant Date of the Restricted Shares (i.e., 24 May 2022 and 23 November 2022) were RMB4.93 and RMB4.38 respectively. The Company granted Restricted Shares on 25 May 2022 and 24 November 2022, respectively. In accordance with IFRS 2 – Share-based Payment, the Company determined the fair value of the Restricted Shares on the grant date using the closing price of the Company's A shares on the grant date. As at 25 May 2022, the fair value of each Restricted Share was RMB4.97 and the grant price per share for Participants was RMB3.08; as at 24 November 2022, the fair value of each Restricted Share was RMB4.42 and the grant price per share for Participants was RMB2.21; the difference between the fair value and the grant price per share was included in share-based payment expense. During the reporting period, the Company did not grant any Restricted Shares.

4. As at the date of approval of the Restricted Share Incentive Scheme at the general meeting (26 April 2022), the total number of issued shares of the Company was 17,022,672,951.

Please refer to the announcements of the Company dated 21 December 2021, 22 December 2021, 6 April 2022, 21 April 2022, 26 April 2022, 25 May 2022, 14 June 2022, 24 November 2022 and 27 November 2022, and the supplemental circular dated 7 March 2022 for details of the above matters.



5. CONNECTED TRANSACTIONS

Non-Exempted Continuing Connected Transactions

At the 10th meeting of the eighth session of the Board held on 21 March 2023, the Company considered and approved the Resolution on Proposed Renewal of the Agreement of Continuing Connected Transactions between the Company and Aluminum Corporation of China and the Caps of Such Transactions for Three Years from 2023 to 2025, the Resolution on Proposed Renewal of the Financial Services Agreement between the Company and Chinalco Finance Co., Ltd. and the Caps of Relevant Transactions for Three Years from 2023 to 2025, the Resolution on Proposed Renewal of the Finance Lease Cooperation Framework Agreement between the Company and Chinalco Finance Lease Co., Ltd. and the Caps of Relevant Transactions for Three Years from 2023 to 2025, and the Resolution on Proposed Renewal of the Factoring Cooperation Framework Agreement between the Company and Chinalco Commercial Factoring Co., Ltd. and the Caps of Relevant Transactions for Three Years from 2023 to 2025, taking into account the changes in the scope of the Company's consolidated financial statements and business development demand of the Company in the future, and in order to streamline the term of multiple continuing connected transaction agreements, the Company re-entered into multiple continuing connected transaction agreements with its controlling shareholder, Chinalco, and its subsidiaries on 21 March 2023, including:

1. (i) the New Supplementary Agreement with conditions precedent entered into with Chinalco to renew the term of the Comprehensive Social and Logistics Services Agreement, the General Agreement on Mutual Provision of Production Supplies and Ancillary Services, the Mineral Supply Agreement, and the Provision of Engineering, Construction and Supervisory Services Agreement, to replace the Existing Supplementary Agreement signed on 26 October 2021; (ii) the New Fixed Assets Lease Framework Agreement with conditions precedent entered into with Chinalco to replace the Existing Fixed Assets Lease Framework Agreement signed on 26 October 2021; and (iii) the General Services Master Agreement with conditions precedent entered into with Chinalco.

2. the New Financial Services Agreement with conditions precedent entered into with Chinalco Finance Co., Ltd.* (中鋁財務有限責任公司) ("**Chinalco Finance**"), a subsidiary of Chinalco, to replace the Existing Financial Services Agreement signed on 27 August 2020.

3. the New Finance Lease Cooperation Framework Agreement with conditions precedent entered into with Chinalco Finance Lease Co., Ltd.* (中鋁融資租賃有限公司) ("**Chinalco Lease**"), a subsidiary of Chinalco, to replace the Existing Finance Lease Cooperation Framework Agreement signed on 26 October 2021.

4. the New Factoring Cooperation Framework Agreement with conditions precedent entered into with Chinalco Commercial Factoring Co., Ltd.* (中鋁商業保理有限公司) ("**Chinalco Factoring**"), a subsidiary of Chinalco, to replace the Existing Factoring Cooperation Framework Agreement signed on 26 October 2021.

The aforesaid continuing connected transactions were considered and approved at the 2022 annual general meeting of the Company on 20 June 2023. The New Supplementary Agreement, the New Fixed Assets Lease Framework Agreement, the New Financial Services Agreement, the New Finance Lease Cooperation Framework Agreement and the New Factoring Cooperation Framework Agreement are all valid from the date of approval at the general meeting to 31 December 2025, and the General Services Master Agreement is valid from 1 January 2023 to 31 December 2025.

Please refer to the announcement of the Company dated on 21 March 2023, the circular to shareholders dated 5 May 2023 and the supplemental circular dated 23 May 2023 for details of the above matters.

Set out below are the transaction caps for the year 2023 for the non-exempted continuing connected transactions of the Group under the new continuing connected transaction agreements and the existing continuing connected transaction agreements and the actual transaction amounts incurred by the Group:

	Aggregated consideration (as of 30 June 2023) *(in RMB million)*	**Annual cap for the year 2023 under existing continuing connected transaction agreements** *(in RMB million)*	**Annual cap for the year 2023 under new continuing connected transaction agreements** *(in RMB million)*
Purchases of goods or services:			
(A) Comprehensive Social and Logistics Services Agreement (Counterparty: Chinalco)	109	500	500
(B) General Agreement on Mutual Provision of Production Supplies and Ancillary Services (Counterparty: Chinalco)	7,674	14,900	22,400
(C) Mineral Supply Agreement (Counterparty: Chinalco)	363	400	1,800
(D) Provision of Engineering, Construction and Supervisory Services Agreement (Counterparty: Chinalco)	278	6,500	6,300



		Aggregated consideration (as of 30 June 2023) *(in RMB million)*	Annual cap for the year 2023 under existing continuing connected transaction agreements *(in RMB million)*	Annual cap for the year 2023 under new continuing connected transaction agreements *(in RMB million)*
(E)	Land Use Rights Leasing Agreement (Counterparty: Chinalco)	696	1,500	1,500
(F)	Fixed Assets Leases Framework Agreement (Counterparty: Chinalco)	38	130	300
(G)	General Services Master Agreement (Counterparty: Chinalco)	0	-	90
(H)	Financial Services Agreement (Counterparty: Chinalco Finance)			
	Daily cap of deposit balance (including accrued interests)	10,247	Daily cap of deposit balance 12,000	Daily cap of deposit balance 17,000
	Daily cap of loan balance (including accrued interests)	2,477	Daily cap of loan balance 15,000	Daily cap of loan balance 21,000
	Other financial services	0.3	40	100
(I)	Finance Lease Cooperation Framework Agreement (Counterparty: Chinalco Lease)			
	Direct leasing	0	1,500	2,000
	Leaseback	0	1,000	1,000
(J)	Factoring Cooperation Framework Agreement (Counterparty: Chinalco Factoring)	0	1,000	1,800
Sales of goods or services:				
(B)	General Agreement on Mutual Provision of Production Supplies and Ancillary Services (Counterparty: Chinalco)	19,031	38,800	64,300
(F)	Fixed Assets Leases Framework Agreement (Counterparty: Chinalco)	12	300	300

Non-Exempted One-off Connected Transactions

(1) Transfer of 100% Equity Interests in Chalco Qingdao Light Metal Co., Ltd. ("Qingdao Light Metal") by the Company to Chinalco High-end Manufacturing Co., Ltd. ("Chinalco High-end Manufacturing")

At the 10th meeting of the eighth session of the Board of the Company held on 21 March 2023, the Resolution in relation to the Proposed Transfer of Equity Interests in a Subsidiary by the Company to Chinalco High-end Manufacturing Co., Ltd. was considered and approved, and it was agreed that the Company would transfer 100% equity interests in Qingdao Light Metal held by its subsidiary, Chalco Shandong Co., Ltd. ("**Chalco Shandong**"), to Chinalco High-end Manufacturing through agreement. Upon completion of the equity interests transfer, Chalco Shandong will no longer hold any equity interests in Qingdao Light Metal, Qingdao Light Metal will cease to be a subsidiary of Chalco Shandong and its financial results will no longer be consolidated into the accounts of Chalco Shandong.

As Chinalco High-end Manufacturing is a subsidiary of Chinalco, the controlling shareholder of the Company, Chinalco High-end Manufacturing is a connected person of the Company under Chapter 14A of the Hong Kong Listing Rules and the aforesaid equity interests transfer transaction constitutes a connected transaction of the Company under Chapter 14A of the Hong Kong Listing Rules.

Please refer to the voluntary announcement of the Company dated 21 March 2023 for details of the above matter.

As at the date of this report, no concrete agreement has been entered into among the parties concerned in relation to the aforesaid equity interests transfer.



(2) Transfer of Assets and Equity Interests in Subsidiaries by Yunnan Aluminum Co., Ltd. ("Yunnan Aluminum"), a Subsidiary of the Company, to Chinalco High-end Manufacturing*

At the 11th meeting of the eighth session of the Board of the Company held on 25 April 2023, the Resolution in relation to the Proposed Transfer of Assets and Equity Interests in Subsidiaries by Yunnan Aluminum Co., Ltd.* to Chinalco High-end Manufacturing Co., Ltd. was considered and approved, and it was agreed that Yunnan Aluminum, a subsidiary of the Company would transfer the assets and liabilities relating to slab ingot held by its subsidiary, Yunnan Yunlv Haixin Aluminum Co., Ltd.* ("**Yunlv Haixin**"), and 51% equity interests in Yunnan Yongshun Aluminum Co., Ltd.* ("**Yongshun Aluminum**") held by its subsidiary, Yunnan Yunlv Yongxin Aluminum Co., Ltd.* ("**Yunlv Yongxin**"), to Chinalco High-end Manufacturing through agreements. Upon completion of the equity interests transfer, Yunlv Yongxin will no longer hold any equity interest in Yongshun Aluminum, Yongshun Aluminum will cease to be a subsidiary of Yunlv Yongxin, and its financial results will no longer be consolidated into the accounts of Yunlv Yongxin.

As Chinalco High-end Manufacturing is a subsidiary of Chinalco, the controlling shareholder of the Company, Chinalco High-end Manufacturing is a connected person of the Company under Chapter 14A of the Hong Kong Listing Rules and the aforesaid assets and equity interests transfer transactions constitute connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules.

Please refer to the voluntary announcement of the Company dated 25 April 2023 for details of the above matter.

As at the date of this report, no concrete agreement has been entered into among the parties concerned in relation to the aforesaid assets and equity interests transfer.

6. PERFORMANCE OF UNDERTAKINGS

There were no overdue outstanding undertakings during the reporting period.

羅兵咸永道

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION
TO THE BOARD OF DIRECTORS OF
ALUMINUM CORPORATION OF CHINA LIMITED
(incorporated in the People's Republic of China with limited liability)

INTRODUCTION

We have reviewed the interim financial information set out on pages 51 to 108, which comprises the interim condensed consolidated statement of financial position of Aluminum Corporation of China Limited (the "**Company**") and its subsidiaries (together, the "**Group**") as at 30 June 2023 and the interim condensed consolidated statement of profit or loss and other comprehensive income, the interim condensed consolidated statement of changes in equity and the interim condensed consolidated statement of cash flows for the six-month period then ended, and selected explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and International Accounting Standard 34 "Interim Financial Reporting". The directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with International Accounting Standard 34 "Interim Financial Reporting". Our responsibility is to express a conclusion on this interim financial information based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

PricewaterhouseCoopers, 22/F Prince's Building, Central, Hong Kong
T: +852 2289 8888, F: +852 2810 9888, www.pwchk.com



pwc 羅兵咸永道

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION
TO THE BOARD OF DIRECTORS OF
ALUMINUM CORPORATION OF CHINA LIMITED (Continued)
(incorporated in the People's Republic of China with limited liability)

SCOPE OF REVIEW

We conducted our review in accordance with International Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity". A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information of the Group is not prepared, in all material respects, in accordance with International Accounting Standard 34 "Interim Financial Reporting".

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 22 August 2023

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 30 June 2023
(Amounts expressed in thousands of RMB unless otherwise stated)

	Notes	30 June 2023 (Unaudited)	31 December 2022 (Audited and Restated)
ASSETS			
Non current assets			
Property, plant and equipment	5	**107,212,238**	109,276,880
Right-of-use assets		**16,726,967**	17,273,642
Investment properties		**2,012,088**	1,917,623
Intangible assets	6	**12,696,876**	12,950,823
Investments in joint ventures	7	**3,356,007**	3,339,967
Investments in associates	7	**6,654,107**	6,402,638
Financial assets at fair value through other comprehensive income		**2,164,696**	2,161,085
Deferred tax assets		**2,128,551**	2,057,765
Other non-current assets		**2,530,437**	2,431,500
Total non-current assets		**155,481,967**	157,811,923
Current assets			
Inventories		**24,333,687**	24,712,322
Trade and notes receivables	8	**6,446,878**	5,874,021
Other current assets		**3,481,855**	4,689,697
Financial assets at fair value through profit or loss		**3,815,756**	–
Restricted cash		**2,267,789**	2,443,249
Cash and cash equivalents (excluding bank overdrafts)		**11,836,724**	16,816,684
Total current assets		**52,182,689**	54,535,973
Total assets		**207,664,656**	212,347,896



UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (CONTINUED)

As at 30 June 2023
(Amounts expressed in thousands of RMB unless otherwise stated)

	Notes	30 June 2023 (Unaudited)	31 December 2022 (Audited and Restated)
EQUITY			
Share capital	9	**17,161,592**	17,161,592
Shares held for employee share scheme	10	**(404,685)**	(404,685)
Other equity instruments		**2,000,000**	2,000,000
Other reserves		**25,563,933**	25,556,558
Retained earnings		**12,841,570**	10,088,064
Total equity attributable to owners of the Company		**57,162,410**	54,401,529
Non-controlling interests		**35,024,745**	33,352,955
Total equity		**92,187,155**	87,754,484
LIABILITIES			
Non current liabilities			
Interest-bearing loans and borrowings	11	**55,188,610**	58,596,765
Deferred tax liabilities		**1,540,156**	1,453,040
Other non-current liabilities		**1,905,369**	2,176,784
Total non-current liabilities		**58,634,135**	62,226,589

(Amounts expressed in thousands of RMB unless otherwise stated)

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (CONTINUED)

	Notes	30 June 2023 (Unaudited)	31 December 2022 (Audited and Restated)
Current liabilities			
Trade and notes payables	12	**21,583,706**	22,536,331
Other payables and accrued liabilities		**8,801,389**	9,521,239
Contract liabilities		**1,997,745**	2,049,014
Financial liabilities at fair value through profit or loss		**–**	8,767
Income tax payable		**600,570**	392,119
Interest-bearing loans and borrowings	11	**23,859,956**	27,859,353
Total current liabilities		**56,843,366**	62,366,823
Total liabilities		**115,477,501**	124,593,412
Total equity and liabilities		**207,664,656**	212,347,896

The accompanying notes on pages 61 to 108 are an integral part of these interim condensed consolidated statements.

The interim condensed consolidated statements on pages 51 to 108 were approved by the Board of Directors on 22 August 2023 and were signed on its behalf.

Zhu Runzhou
Director

Ge Xiaolei
Chief Financial Officer



UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the six months ended 30 June 2023
(Amounts expressed in thousands of RMB unless otherwise stated)

		For the six months ended 30 June	
	Notes	**2023**	2022
		(Unaudited)	(Unaudited and Restated)
Revenue	4	**134,062,610**	158,959,961
Cost of sales	13	**(122,056,077)**	(140,395,947)
Gross profit		**12,006,533**	18,564,014
Selling and distribution expenses	13	**(201,063)**	(176,402)
General and administrative expenses	13	**(2,706,737)**	(2,919,896)
Research and development expenses	13	**(1,692,477)**	(1,669,992)
Impairment losses on property, plant and equipment		**–**	(2,100,549)
Reversal of impairment/(impairment) for financial assets – net		**233,115**	(50,398)
Other income	14(a)	**179,290**	127,188
Other gains – net	14(b)	**266,420**	258,946
Operating profit		**8,085,081**	12,032,911
Finance income	15	**160,589**	214,093
Finance costs	15	**(1,638,320)**	(1,987,919)
Finance costs – net		**(1,477,731)**	(1,773,826)
Share of net profits/(losses) of investments accounted for using the equity method			
Joint ventures		**77,721**	82,916
Associates		**34,622**	(81,410)
		112,343	1,506

(Amounts expressed in thousands of RMB unless otherwise stated)

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (CONTINUED)

	Notes	For the six months ended 30 June 2023 (Unaudited)	2022 (Unaudited and Restated)
Profit before income tax		**6,719,693**	10,260,591
Income tax expense	16	**(1,133,237)**	(1,554,661)
Profit for the period		**5,586,456**	8,705,930
Profit attributable to:			
Owners of the Company		**3,416,724**	4,455,937
Non-controlling interests		**2,169,732**	4,249,993
		5,586,456	8,705,930
Basic & diluted earnings per share attributable to owners of the Company *(expressed in RMB per share)*	17	**0.198**	0.259

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (CONTINUED)

For the six months ended 30 June 2023
(Amounts expressed in thousands of RMB unless otherwise stated)

		For the six months ended 30 June	
	Notes	**2023** **(Unaudited)**	2022 (Unaudited and Restated)
Profit for the period		**5,586,456**	8,705,930
Other comprehensive income			
Items that may be reclassified to profit or loss			
Exchange differences on translation of foreign operations		**(283,220)**	(306,747)
Items that will not be reclassified to profit or loss			
Changes in the fair value of financial assets measured at fair value through other comprehensive income		**4,611**	(7,984)
Income tax effect		**3,607**	300
Other comprehensive income for the period, net of tax		**(275,002)**	(314,431)
Total comprehensive income for the period		**5,311,454**	8,391,499
Total comprehensive income for the period attributable to:			
Owners of the Company		**3,133,467**	4,142,457
Non-controlling interests		**2,177,987**	4,249,042
		5,311,454	8,391,499

The accompanying notes on pages 61 to 108 are an integral part of these interim condensed consolidated statements.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 June 2023
(Amounts expressed in thousands of RMB unless otherwise stated)

	Attributable to owners of the Company												
		Capital reserve											
	Share capital *(Note 9)*	Share premium	Other reserves	Shares held for employee share scheme	Statutory surplus reserve	Special reserve	Fair value reserve	Other equity instruments	Foreign currency translation reserve	Retained earnings	Total	Non-controlling interests	Total equity
As at 31 December 2022 (Audited)	17,161,592	21,723,463	1,196,340	(404,685)	2,060,540	319,749	138,762	2,000,000	117,704	10,089,547	54,403,012	33,352,955	87,755,967
Changes in accounting policies *(Note 2.3)*	-	-	-	-	-	-	-	-	-	(1,483)	(1,483)	-	(1,483)
As at 1 January 2023 (Audited and restated)	17,161,592	21,723,463	1,196,340	(404,685)	2,060,540	319,749	138,762	2,000,000	117,704	10,088,064	54,401,529	33,352,955	87,754,484
Profit for the period	-	-	-	-	-	-	-	-	-	3,416,724	3,416,724	2,169,732	5,586,456
Other comprehensive Income for the period													
Changes in fair value of financial assets measured at fair value through other comprehensive incomes, net of tax	-	-	-	-	-	-	2,505	-	-	-	2,505	5,713	8,218
Exchange differences on translation of foreign operations	-	-	-	-	-	-	-	-	(285,762)	-	(285,762)	2,542	(283,220)
Total comprehensive income for the period	-	-	-	-	-	-	2,505	-	(285,762)	3,416,724	3,133,467	2,177,987	5,311,454
Transaction with non-controlling interests	-	-	105,300	-	-	-	-	-	-	-	105,300	(105,300)	-
Other appropriations	-	-	-	-	-	114,618	-	-	-	-	114,618	56,739	171,357
Share of reserves of joint ventures and associates	-	-	123	-	-	20,478	-	-	-	-	20,601	-	20,601
Employee share schemes – value of employee services	-	-	50,113	-	-	-	-	-	-	-	50,113	92	50,205
Distribution of other equity instruments	-	-	-	-	-	-	-	-	-	(45,401)	(45,401)	-	(45,401)
Dividends distribution by subsidiaries to non-controlling shareholders	-	-	-	-	-	-	-	-	-	-	-	(457,728)	(457,728)
Distribution of dividends	-	-	-	-	-	-	-	-	-	(617,817)	(617,817)	-	(617,817)
As at 30 June 2023 (Unaudited)	17,161,592	21,723,463	1,351,876	(404,685)	2,060,540	454,845	141,267	2,000,000	(168,058)	12,841,570	57,162,410	35,024,745	92,187,155

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (CONTINUED)

For the six months ended 30 June 2023
(Amounts expressed in thousands of RMB unless otherwise stated)

	Attributable to owners of the Company												
		Capital reserve											
	Share capital	Share premium	Other reserves	Shares held for employee share scheme	Statutory surplus reserve	Special reserve	Fair value reserve	Other equity instruments	Foreign currency translation reserve	Retained earnings	Total	Non-controlling interests	Total equity
As at 31 December 2021 (Audited)	17,022,673	26,958,144	1,159,190	-	1,892,286	287,983	20,760	2,498,429	600,995	6,824,227	57,264,687	15,518,810	72,783,497
Changes in accounting policies in 2022	-	-	-	-	-	-	-	-	-	61,526	61,526	12,196	73,722
Adjustment due to business combinations under common control in 2022	-	3,048,626	1,356	-	-	33,346	146,691	-	3,066	(75,675)	3,157,410	13,682,939	16,840,349
Changes in accounting policies in 2023 *(Note 2.3)*	-	-	-	-	-	-	-	-	-	(1,624)	(1,624)	-	(1,624)
As at 1 January 2022 (Audited and Restated)	17,022,673	30,006,770	1,160,546	-	1,892,286	321,329	167,451	2,498,429	604,061	6,808,454	60,481,999	29,213,945	89,695,944
Profit for the period	-	-	-	-	-	-	-	-	-	4,455,937	4,455,937	4,249,993	8,705,930
Other comprehensive income for the period													
Changes in fair value of financial assets measured at fair value through other comprehensive incomes, net of tax	-	-	-	-	-	-	(3,327)	-	-	-	(3,327)	(4,357)	(7,684)
Exchange differences on translation of foreign operations	-	-	-	-	-	-	-	-	(310,153)	-	(310,153)	3,406	(306,747)
Total comprehensive income for the period	-	-	-	-	-	-	(3,327)	-	(310,153)	4,455,937	4,142,457	4,249,042	8,391,499
Business combination under common control in 2022 *(Note 23)*	-	-	-	-	-	-	-	-	-	(73,564)	(73,564)	-	(73,564)
Issuance of shares for employee share scheme	112,270	233,523	-	(345,793)	-	-	-	-	-	-	-	-	-
Other appropriations	-	-	-	-	-	50,958	-	-	-	-	50,958	53,278	104,236
Share of reserves of joint ventures and associates	-	-	(127)	-	-	6,830	-	-	-	-	6,703	(1,106)	5,597
Employee share schemes-value of employee services	-	-	6,630	-	-	-	-	-	-	-	6,630	-	6,630
Dividends distribution by subsidiaries to non-controlling shareholders	-	-	-	-	-	-	-	-	-	-	-	(401,408)	(401,408)
Distribution of dividends	-	-	-	-	-	-	-	-	-	(544,892)	(544,892)	-	(544,892)
As at 30 June 2022 (Unaudited and Restated)	17,134,943	30,240,293	1,167,049	(345,793)	1,892,286	379,117	164,124	2,498,429	293,908	10,645,935	64,070,291	33,113,751	97,184,042

The accompanying notes on pages 61 to 108 are an integral part of these interim condensed consolidated statements.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

For the six months ended 30 June 2023
(Amounts expressed in thousands of RMB unless otherwise stated)

	For the six months ended 30 June	
	2023	2022
	(Unaudited)	(Unaudited and Restated)
Net cash inflow from operating activities	**10,242,195**	18,149,339
Investing activities		
Purchases of property, plant and equipment	**(1,819,429)**	(1,652,077)
Purchases of intangible assets	**(11,865)**	(338)
Proceeds from disposal of property, plant and equipment	**771**	100,846
Investments in associates	**(218,440)**	–
Investments in financial assets measured at fair value	**(3,800,000)**	(10,000,000)
Proceeds from disposal of subsidiaries, net of cash	**–**	109,658
Proceeds from disposal of financial assets measured at fair value	**181,149**	5,142,449
Dividend received from financial assets measured at fair value through other comprehensive income	**12,549**	10,970
Change in deposit of futures contracts	**(76,298)**	35,284
Assets-related government grants received	**65,720**	14,310
Dividends received from associates and joint ventures	**48,559**	106,808
Net cash outflow from investing activities	**(5,617,284)**	(6,132,090)



UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)

For the six months ended 30 June 2023
(Amounts expressed in thousands of RMB unless otherwise stated)

	For the six months ended 30 June	
	2023	2022
	(Unaudited)	(Unaudited and Restated)
Financing activities		
Repayments of short-term bonds and medium-term notes	**(4,529,634)**	(5,450,347)
Repayments of short-term and long-term bank and other loans	**(13,850,405)**	(19,099,175)
Proceeds from issuance of short-term bonds and medium-term notes, net of issuance costs	**–**	7,491,281
Drawdown of short-term and long-term bank and other loans	**10,415,327**	8,798,041
Lease payments	**(809,461)**	(848,681)
Issuance of shares for employee share scheme	**–**	345,793
Dividends paid by subsidiaries to non-controlling shareholders	**(458,948)**	(84,091)
Interest paid	**(1,419,220)**	(1,920,541)
Proceeds from loans of non-controlling shareholders	**–**	50,000
Repayments of loans of non-controlling shareholders	**–**	(50,000)
Net cash outflow from financing activities	**(10,652,341)**	(10,767,720)
Net (decrease)/increase in cash and cash equivalents	**(6,027,430)**	1,249,529
Cash and cash equivalents at the beginning of the period	**16,816,684**	19,683,619
Effect of exchange rate changes on cash and cash equivalent	**47,493**	46,862
Cash and cash equivalents as at 30 June	**10,836,747**	20,980,010

The accompanying notes on pages 61 to 108 are an integral part of these interim condensed consolidated statements.

1 GENERAL INFORMATION

Aluminum Corporation of China Limited (the "**Company**") (中國鋁業股份有限公司) and its subsidiaries (together the "**Group**") are principally engaged in exploration and mining of bauxite resources; production, sales, related technical development and technical services of alumina, primary aluminum, aluminum alloy and carbon; power generation business; exploration, mining and operation of coal resources; trading and logistics.

The Company is a joint stock company which was established on 10 September 2001 and is domiciled in the People's Republic of China (the "**PRC**") with limited liability. The address of its registered office is No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC.

The Company's shares have been listed on the Main Board of the Hong Kong Stock Exchange and the New York Stock Exchange since 2001. The Company also listed its A shares on the Shanghai Stock Exchange in 2007.

On 12 August 2022 (U.S. Eastern Time), the Company has notified the New York Stock Exchange ("**NYSE**") of its proposed application for voluntary delisting of its American depositary shares (the "**ADSs**") from the NYSE. The last trading day of ADSs on the NYSE was on 1 September 2022. On and after such date, the ADSs of the Company would no longer be listed on the NYSE. After the delisting became effective on 1 September 2022, once the Company satisfies the conditions for deregistration, the Company intends to deregister the ADSs.

In the opinion of the directors, the ultimate parent of the Company is Aluminum Corporation of China ("**Chinalco**") (中國鋁業集團有限公司), a company incorporated and domiciled in the PRC and wholly owned by the State-owned Assets Supervision and Administration Commission of the State Council ("**SASAC**").

The unaudited interim condensed consolidated financial information is presented in thousands of Renminbi ("**RMB**") unless otherwise stated.

The unaudited interim condensed consolidated financial information was approved for issuance on 22 August 2023.

The interim condensed consolidated financial information has not been audited.



(Amounts expressed in thousands of RMB unless otherwise stated)

2 BASIS OF PREPARATION AND ACCOUNTING POLICIES

2.1 Basis of preparation

The unaudited interim condensed consolidated financial information for the six months ended 30 June 2023 has been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting. The Company adopts the going concern basis in preparing the unaudited interim condensed consolidated financial information.

The unaudited interim condensed consolidated financial information does not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group's annual report for the year ended 31 December 2022 and any public announcements made by the Group during the six months ended 30 June 2023.

2.2 Going concern

As at 30 June 2023, the Group's current liabilities exceeded its current assets by approximately RMB4,661 million (31 December 2022: RMB7,831 million). The directors of the Company have considered the Group's available sources of funds as follows:

- The Group's expected net cash inflows from operating activities for the period from 1 July 2023 to 30 June 2024;

- Unutilised banking facilities of approximately RMB172,206 million as at 30 June 2023, of which RMB63,013 million will be available for at least 12 months from 30 June 2023. The directors of the Company are in the view that these banking facilities could be renewed upon expiration based on the Group's past experience and good credit standing;

(Amounts expressed in thousands of

2 BASIS OF PREPARATION AND ACCOUNTING POLICIES (CONTINUED)

2.2 Going concern (Continued)

The directors of the Company believe that the Group has adequate resources to continue operations for the foreseeable future of not less than 12 months from 30 June 2023. Accordingly, the directors of the Company are of the opinion that it is appropriate to adopt the going concern basis in preparing the interim condensed consolidated financial statements.

2.3 Accounting policies

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group's annual consolidated financial statements for the year ended 31 December 2022, except for the following adoption of new standard effective as of 1 January 2023.

A number of amended standards became applicable for the current reporting period. The Group did not have to change its accounting policies or make retrospective adjustments as a result of adopting these amended standards, except for the Amendments to IAS 12 deferred income tax related to assets and liabilities arising from a single transaction ("**Amendment to IAS 12 Income Taxes**").

The amendments to IAS 12 Income Taxes require entities to recognise deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. This typically applies to transactions such as the recognition of right-of-use assets and the corresponding lease liabilities and the recognition of assets and decommissioning obligations, which requires the recognition of additional deferred tax assets and liabilities.



(Amounts expressed in thousands of RMB unless otherwise stated)

2 BASIS OF PREPARATION AND ACCOUNTING POLICIES (CONTINUED)

2.3 Accounting policies (Continued)

Adoption of this amendment represents a change in accounting policy. The Group recognised the cumulative effect of initially applying the amendment as an adjustment to the opening balance of retained earnings at the beginning of the earliest period presented which is 1 January 2022. This change in accounting policy has been accounted for on a retrospective basis and comparative information has been restated.

The change in accounting policy	Items	1 January 2022
According to Amendment IAS 12 Income Taxes, an entity recognise deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences.	Deferred tax assets	(1,204)
	Deferred tax liabilities	(420)
	Retained earnings	1,624
		31 December 2022
	Deferred tax assets	(135)
	Deferred tax liabilities	(1,348)
	Retained earnings	1,483
		For the six months ended 30 June 2022
	Income tax expense	(1,169)

(Amounts expressed in thousands of RMB unless otherwise stated)

3 SIGNIFICANT ACCOUNTING JUDGMENT AND ESTIMATES

The preparation of the unaudited interim condensed consolidated financial information requires management to make judgment, estimates and assumptions that affect the application of policies and reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these judgment, assumptions and estimates could result in outcomes that require a material adjustment to the carrying amounts of assets or liabilities affected in future periods.

In preparing these unaudited interim condensed consolidated financial information, the significant judgment and estimates made by management in applying the Group's accounting policies and the key sources of uncertainty of estimates were consistent with those applied to the consolidated financial statements for the year ended 31 December 2022.

4 REVENUE AND SEGMENT INFORMATION

(a) Revenue

Revenue recognised during the period is as follows:

	For the six months ended 30 June	
	2023	2022 *(Restated)*
Revenue from contracts with customers (net of value-added tax) *(Note a)*:		
Sales of goods	**132,928,500**	157,898,217
Transportation services	**1,055,201**	967,683
	133,983,701	158,865,900
Revenue from other sources:		
Rental income	**78,909**	94,061
	134,062,610	158,959,961

(Amounts expressed in thousands of RMB unless otherwise stated)

4 REVENUE AND SEGMENT INFORMATION (CONTINUED)

(a) Revenue (Continued)

Note a: Revenue from contracts with customers

	For the six months ended 30 June 2023						
	Alumina segment	Primary aluminum segment	Trading segment	Energy segment	Corporate and other operating segments	Inter-segment elimination	Total
Type of goods or services							
Sale of goods	21,499,987	56,567,705	120,756,082	4,823,564	1,014,322	(71,733,160)	132,928,500
Transportation services	–	–	3,520,856	–	–	(2,465,655)	1,055,201
Total	21,499,987	56,567,705	124,276,938	4,823,564	1,014,322	(74,198,815)	133,983,701
Geographical markets							
Mainland China	21,499,987	56,567,705	116,952,643	4,823,564	1,014,322	(74,198,815)	126,659,406
Outside of mainland China	–	–	7,324,295	–	–	–	7,324,295
Total	21,499,987	56,567,705	124,276,938	4,823,564	1,014,322	(74,198,815)	133,983,701
Timing of revenue recognition							
Goods transferred at a point in time	21,499,987	56,567,705	120,756,082	4,823,564	1,014,322	(71,733,160)	132,928,500
Services transferred over time	–	–	3,520,856	–	–	(2,465,655)	1,055,201
Total	21,499,987	56,567,705	124,276,938	4,823,564	1,014,322	(74,198,815)	133,983,701

(Amounts expressed in thousands of

4 REVENUE AND SEGMENT INFORMATION (CONTINUED)

(a) Revenue (Continued)

Note a: Revenue from contracts with customers (Continued)

	For the six months ended 30 June 2022 (restated)						
	Alumina segment	Primary aluminum segment	Trading segment	Energy segment	Corporate and other operating segments	Inter-segment elimination	Total
Type of goods or services							
Sale of goods	26,477,745	69,593,061	138,610,240	4,818,902	929,425	(82,531,156)	157,898,217
Transportation services	–	–	3,738,253	–	–	(2,770,570)	967,683
Total	26,477,745	69,593,061	142,348,493	4,818,902	929,425	(85,301,726)	158,865,900
Geographical markets							
Mainland China	26,477,745	69,593,061	132,925,614	4,818,902	929,425	(85,301,726)	149,443,021
Outside of mainland China	–	–	9,422,879	–	–	–	9,422,879
Total	26,477,745	69,593,061	142,348,493	4,818,902	929,425	(85,301,726)	158,865,900
Timing of revenue recognition							
Goods transferred at a point in time	26,477,745	69,593,061	138,610,240	4,818,902	929,425	(82,531,156)	157,898,217
Services transferred over time	–	–	3,738,253	–	–	(2,770,570)	967,683
Total	26,477,745	69,593,061	142,348,493	4,818,902	929,425	(85,301,726)	158,865,900



(Amounts expressed in thousands of RMB unless otherwise stated)

4 REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b) Segment information

The executive presidents committee of the Company have been identified as the chief operating decision makers. The committee is responsible for the review of the internal reports in order to allocate resources to operating segments and assess their performance.

The committee considers the business from a product perspective comprising alumina, primary aluminum and energy for the Group's manufacturing business, which are identified as separate reportable operating segments. In addition, the Group's trading business is identified as a separate reportable operating segment. The Group's reportable operating segments also include corporate and other operating segments.

The committee assesses the performance of operating segments based on profit or loss before income tax in related periods. The manner of assessment used by the committee is consistent with that applied to the consolidated financial statements for the year ended 31 December 2022. Management has determined the reportable operating segments based on the reports reviewed by the committee that are used to make strategic decisions.

The Group's five reportable operating segments are summarised as follows:

- The alumina segment, which consists of mining and purchase of bauxite and other raw materials, refining bauxite into alumina, and selling alumina both internally to the Group's aluminum enterprises and trading enterprises and externally to customers outside the Group. This segment also includes the production and sale of multi-form alumina bauxite.

- The primary aluminum segment, which consists of procuring alumina and other raw materials, supplemental materials and electricity power, smelting alumina to produce primary aluminum which is sold to the Group's trading enterprises and external customers, including Chinalco and its subsidiaries. This segment also includes the production and sale of carbon products and aluminum alloy and other aluminum products.

4 REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b) Segment information (Continued)

- The trading segment, which consists of the trading of alumina, primary aluminum, aluminum fabrication products, other non-ferrous metal products, coal products and raw materials and supplemental materials and logistics and transport services to internal manufacturing plants and external customers. The products are sourced from fellow subsidiaries and international and domestic suppliers of the Group. Sales of products manufactured by the Group's manufacturing business are included in the total revenue of the trading segment and are eliminated with the segment revenue of the respective segments which supplied the products to the trading segment.

- The energy segment mainly includes coal mining, electricity generation by thermal power, wind power and solar power, new energy related equipment manufacturing business. Sales of coals are mainly to the Group's internal and external coal consuming customers; electricity is sold to regional power grid corporations.

- Corporate and other operating segments, which mainly include management of corporate, research and development activities and others.

Prepaid current income tax and deferred tax assets are excluded from segment assets, and income tax payable and deferred tax liabilities are excluded from segment liabilities. All sales among the reportable operating segments were conducted on terms mutually agreed among group companies, and have been eliminated upon consolidation.



(Amounts expressed in thousands of RMB unless otherwise stated)

4 REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b) Segment information (Continued)

	For the six months ended 30 June 2023						
	Alumina segment	Primary aluminum segment	Trading segment	Energy segment	Corporate and other operating segments	Inter-segment elimination	Total
Total revenue	21,527,329	56,593,269	124,304,747	4,823,564	1,065,791	(74,252,090)	134,062,610
Inter-segment revenue	(15,590,596)	(19,989,587)	(37,906,458)	(43,347)	(722,102)	74,252,090	–
Sales of self-produced products			20,868,510				
Sales of products sourced from external suppliers			65,529,779				
Revenue from external customers	5,936,733	36,603,682	86,398,289	4,780,217	343,689	–	134,062,610
Segment profit/(loss) before income tax	1,321,638	3,941,713	952,025	1,301,388	(525,888)	(271,183)	6,719,693
Income tax expense							(1,133,237)
Profit for the period							5,586,456

(Amounts expressed in thousands of RMB unless otherwise stated)

4 REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b) Segment information (Continued)

	For the six months ended 30 June 2023						
	Alumina segment	Primary aluminum segment	Trading segment	Energy segment	Corporate and other operating segments	Inter-segment elimination	Total
Other items:							
Finance income	25,628	52,347	40,596	5,391	36,627	–	160,589
Finance costs	(239,335)	(517,335)	(22,706)	(220,365)	(638,579)	–	(1,638,320)
Share of profits /(losses) of joint ventures	37,703	–	11,445	(32,504)	61,077	–	77,721
Share of profits /(losses) of associates	(28,366)	38,310	14,227	(48,306)	58,757	–	34,622
Depreciation of right-of-use assets	(202,973)	(257,567)	(61,270)	(52,969)	(29,980)	–	(604,759)
Depreciation and amortisation (excluding the depreciation of right-of-use assets)	(1,614,477)	(2,132,327)	(64,328)	(962,401)	(32,728)	–	(4,806,261)
Gains on disposal of property, plant and equipment, and intangible assets net	356	4,937	45	270	2,324	–	7,932
Unrealised gains on futures contract, net	–	–	24,525	–	–	–	24,525
Realised gains on futures, net	–	–	140,823	–	40,326	–	181,149
Provision for impairment of inventories	74,233	4,465	–	(296,078)	–	–	(217,380)
Provision for impairment of receivables, net of bad debts recovered	(4,337)	(701)	238,144	41	(32)	–	233,115
Dividend of equity investments measured at fair value through other comprehensive income	–	–	2,499	–	10,051	–	12,550
Investments in associates	445,255	567,619	511,185	426,884	4,703,164	–	6,654,107
Investments in joint ventures	1,038,418	–	60,310	313,646	1,943,633	–	3,356,007



For the six months ended 30 June 2023 (Amounts expressed in thousands of RMB unless otherwise stated)

4 REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b) Segment information (Continued)

	For the six months ended 30 June 2022 (restated)						
	Alumina segment	Primary aluminum segment	Trading segment	Energy segment	Corporate and other operating segments	Inter-segment elimination	Total
Total revenue	28,173,205	69,603,950	140,781,179	4,818,902	929,883	(85,347,158)	158,959,961
Inter-segment revenue	(21,289,292)	(25,647,128)	(37,709,062)	(164,646)	(537,030)	85,347,158	–
Sales of self-produced products			29,222,974				
Sales of products sourced from external suppliers and rental income			73,849,143				
Revenue from external customers	6,883,913	43,956,822	103,072,117	4,654,256	392,853	–	158,959,961
Segment profit/(loss) before income tax	1,048,133	7,512,242	930,104	1,091,469	(448,966)	127,609	10,260,591
Income tax expense							(1,554,661)
Profit for the period							8,705,930

(Amounts expressed in thousands of RMB unless otherwise stated)

4 REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b) Segment information (Continued)

	For the six months ended 30 June 2022 (restated)						
	Alumina segment	Primary aluminum segment	Trading segment	Energy segment	Corporate and other operating segments	Inter-segment elimination	Total
Other items:							
Finance income	50,842	51,204	6,461	87,290	18,296	–	214,093
Finance costs	(264,394)	(567,386)	(28,465)	(363,085)	(764,589)	–	(1,987,919)
Share of profits /(losses) of joint ventures	86,785	–	5,026	(9,466)	571	–	82,916
Share of profits /(losses) of associates	6,334	(177,285)	19,900	(61,461)	131,102	–	(81,410)
Depreciation of right-of-use assets	(470,813)	(95,501)	(48,851)	(53,865)	(25,234)	–	(694,264)
Depreciation and amortisation (excluding the amortisation of right-of-use assets)	(1,681,730)	(2,256,931)	(78,259)	(981,854)	(20,414)	–	(5,019,188)
Gains on disposal of property, plant and equipment, and intangible assets net	40,285	4,503	54,030	5,944	–	–	104,762
Unrealised gains on futures contract, net	–	–	48,363	–	30,492	–	78,855
Realised gains on futures, net	–	–	(28,573)	–	171,022	–	142,449
Provision for impairment of inventories	(483,587)	(222,669)	(201,964)	–	–	–	(908,220)
Provision for impairment of receivables, net of bad debts recovered	(1,590)	(48,595)	(7,024)	5,521	1,290	–	(50,398)
Gain on disposal of subsidiaries	25,296	–	–	–	–	–	25,296
Impairment loss on property, plant and equipment	(2,100,549)	–	–	–	–	–	(2,100,549)
Investments in associates	187,806	500,489	396,810	689,399	4,628,134	–	6,402,638
Investments in joint ventures	1,076,120	–	48,675	343,745	1,871,427	–	3,339,967



(Amounts expressed in thousands of RMB unless otherwise stated)

4 REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b) Segment information (Continued)

	For the six months ended 30 June 2023						
	Alumina segment	Primary aluminum segment	Trading segment	Energy segment	Corporate and other operating segments	Inter-segment elimination	Total
Additions during the period:							
Intangible assets	**3,270**	**5,824**	**–**	**525**	**65**	**–**	**9,684**
Right-of-use assets	**9,836**	**54,814**	**12,747**	**21,580**	**–**	**–**	**98,977**
Property, plant and equipment	**602,904**	**1,464,937**	**2,893**	**687,690**	**4,025**	**–**	**2,762,449**

	For the six months ended 30 June 2022 (restated)						
	Alumina segment	Primary aluminum segment	Trading segment	Energy segment	Corporate and other operating segments	Inter-segment elimination	Total
Additions during the period:							
Intangible assets	13,787	–	–	312	16	–	14,115
Right-of-use assets	11,568	245,275	1,421	51,551	–	–	309,815
Investment properties	–	2,694	–	–	–	–	2,694
Property, plant and equipment	393,436	191,344	53,779	200,943	11,502	–	851,004

(Amounts expressed in thousands of

4 REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b) Segment information (Continued)

	Alumina segment	Primary aluminum segment	Trading segment	Energy segment	Corporate and other operating segments	Total
As at 30 June 2023						
Segment assets	88,883,721	93,755,320	32,599,782	33,456,608	46,489,011	295,184,442
Reconciliation:						
Elimination of inter-segment receivables						(89,606,934)
Other eliminations						(188,560)
Corporate and other unallocated assets:						
Deferred tax assets						2,128,551
Prepaid income tax						147,157
Total assets						207,664,656
Segment liabilities	47,343,710	46,130,038	18,220,317	18,669,107	72,580,537	202,943,709
Reconciliation:						
Elimination of inter-segment payables						(89,606,934)
Corporate and other unallocated liabilities:						
Deferred tax liabilities						1,540,156
Income tax payable						600,570
Total liabilities						115,477,501



(Amounts expressed in thousands of RMB unless otherwise stated)

4 REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b) Segment information (Continued)

	Alumina segment	Primary aluminum segment	Trading segment	Energy segment	Corporate and other operating segments	Total
As at 31 December 2022 (restated)						
Segment assets	90,762,410	94,207,731	35,025,453	34,235,502	42,393,168	296,624,264
Reconciliation:						
Elimination of inter-segment receivables						(85,734,994)
Other eliminations						(741,195)
Corporate and other unallocated assets:						
Deferred tax assets						2,057,765
Prepaid income tax						142,056
Total assets						212,347,896
Segment liabilities	48,985,559	50,177,428	21,225,051	18,837,349	69,257,860	208,483,247
Reconciliation:						
Elimination of inter-segment payables						(85,734,994)
Corporate and other unallocated liabilities:						
Deferred tax liabilities						1,453,040
Income tax payable						392,119
Total liabilities						124,593,412

(Amounts expressed in thousands of

4 REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b) Segment information (Continued)

	For the six months ended 30 June	
	2023	2022 *(Restated)*
Segment revenue from external customers		
– Mainland China	**126,738,315**	149,537,082
– Outside of Mainland China	**7,324,295**	9,422,879
	134,062,610	158,959,961

	30 June 2023	31 December 2022
Non-current assets (excluding financial assets and deferred tax assets)		
– Mainland China	**148,649,114**	150,927,698
– Outside of Mainland China	**2,469,413**	2,595,140
	151,118,527	153,522,838

For the six months ended 30 June 2023, revenue of approximately RMB26,328 million (for the six months ended 30 June 2022 (restated): RMB27,401 million) were derived from entities directly or indirectly owned or controlled by the PRC government, including Chinalco. These revenues are mainly attributable to the alumina, primary aluminum, energy and trading segments. There were no individual customers that contributed 10% or more of the Group's revenue during the six months ended 30 June 2023 and 2022.



For the six months ended 30 June 2023 (Amounts expressed in thousands of RMB unless otherwise stated)

5 PROPERTY, PLANT AND EQUIPMENT

	Buildings and infrastructure	Machinery	Transportation Facilities	Office and other equipment	Construction in progress	Total
Six months ended 30 June 2023						
Opening net carrying amount	48,467,724	56,834,615	1,053,868	640,651	2,280,022	109,276,880
Additions	16,244	104,482	7,340	7,905	2,626,478	2,762,449
Disposals	(95,312)	(295,074)	(485)	(115)	(112,097)	(503,083)
Government grants	–	(27,510)	–	–	–	(27,510)
Reclassifications and internal transfers	(220,227)	1,336,038	16,759	7,515	(1,140,085)	–
Transfer to right-of-use assets	(40,299)	–	–	–	–	(40,299)
Transfer from right-of-use assets	–	93,926	–	–	–	93,926
Transfer from investment properties	41,401	–	–	–	–	41,401
Transfer to investment properties	(3,699)	–	–	–	–	(3,699)
Currency translation differences	13,208	3,472	106	5	–	16,791
Depreciation	(1,086,867)	(3,189,898)	(89,619)	(38,234)	–	(4,404,618)
Closing net carrying amount	47,092,173	54,860,051	987,969	617,727	3,654,318	107,212,238
As at 30 June 2023						
Cost	79,035,101	140,922,925	2,887,954	1,244,241	4,173,307	228,263,528
Accumulated depreciation and impairment	(31,942,928)	(86,062,874)	(1,899,985)	(626,514)	(518,989)	(121,051,290)
Net carrying amount	47,092,173	54,860,051	987,969	617,727	3,654,318	107,212,238

As at 30 June 2023, the Group pledged property, plant and equipment with a net carrying value amounting to RMB4,218 million (31 December 2022: RMB4,967 million) for interest-bearing loans and borrowings as set out in Note 11.

(Amounts expressed in thousands of RMB unless otherwise stated)

6 INTANGIBLE ASSETS

	Goodwill	Mining rights	Mineral exploration rights	Computer software, production quota and others	Total
Six months ended 30 June 2023					
Opening net carrying amount	3,494,894	6,950,679	1,003,642	1,501,608	12,950,823
Additions	–	–	4,580	5,104	9,684
Disposals	–	–	–	(3)	(3)
Amortisation	–	(238,400)	–	(31,351)	(269,751)
Currency translation differences	–	6,123	–	–	6,123
Closing net carrying amount	3,494,894	6,718,402	1,008,222	1,475,358	12,696,876
As at 30 June 2023					
Cost	3,510,864	10,595,552	1,243,956	2,122,967	17,473,339
Accumulated amortisation and impairment	(15,970)	(3,877,150)	(235,734)	(647,609)	(4,776,463)
Net carrying amount	3,494,894	6,718,402	1,008,222	1,475,358	12,696,876

As at 30 June 2023, the Group pledged mining rights and mineral exploration rights with a net carrying value amounting to RMB1,971 million (31 December 2022: RMB1,353 million) for interest-bearing loans and borrowings as set out in Note 11.



(Amounts expressed in thousands of RMB unless otherwise stated)

7 INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

Movements in investments in joint ventures and associates are as follows:

	Joint ventures	**Associates**
As at 1 January 2023	3,339,967	6,402,638
Capital injections	–	219,440
Share of profits for the period	77,721	34,622
Share of changes in reserves	13,724	6,877
Cash dividends declared	(75,405)	(9,470)
As at 30 June 2023	3,356,007	6,654,107

8 TRADE RECEIVABLES AND NOTES RECEIVABLE

	30 June 2023	31 December 2022
Trade receivables	**5,156,613**	5,055,178
Less: impairment	**(743,911)**	(948,782)
	4,412,702	4,106,396
Notes receivable:		
Measured at amortised cost	**211,252**	411,145
Measured at fair value through other comprehensive income	**1,822,924**	1,356,480
	6,446,878	5,874,021

(Amounts expressed in thousands of

8 TRADE RECEIVABLES AND NOTES RECEIVABLE (CONTINUED)

Generally, the Group's sales were on advance payments or documents against payment and only qualified long term customers were granted with credit terms. As at 30 June 2023, the ageing analysis of trade receivables based on invoice date was as follows:

	30 June 2023	31 December 2022
Within 1 year	**2,909,581**	2,780,524
Between 1 and 2 years	**736,203**	860,619
Between 2 and 3 years	**361,352**	112,902
Over 3 years	**1,149,477**	1,301,133
	5,156,613	5,055,178
Less: provision for impairment of receivables	**(743,911)**	(948,782)
	4,412,702	4,106,396

As at 30 June 2023, the Group pledged trade and notes receivables amounting to RMB546 million (31 December 2022: RMB289 million) for issuing notes payable and for interest-bearing loans and borrowings as set out in Note 11.

9 SHARE CAPITAL

	30 June 2023	31 December 2022
Listed A shares	**13,217,626**	13,217,626
Listed H shares	**3,943,966**	3,943,966
	17,161,592	17,161,592

As at 31 December 2022 and 30 June 2023, all issued shares were registered and fully paid. Both A shares and H shares rank pari passu with each other.



For the six months ended 30 June 2023 (Amounts expressed in thousands of RMB unless otherwise stated)

10 RESTRICTED SHARES HELD FOR EMPLOYEE SHARE SCHEME

	30 June 2023 Shares *(thousands)*	Grant of restricted shares under the Incentive Scheme *(thousands)*	31 December 2022 Shares *(thousands)*	**30 June 2023 *RMB***	Grant of restricted shares under the Incentive Scheme *RMB*	31 December 2022 *RMB*
Restricted shares held for employee share scheme	**(138,919)**	–	(138,919)	**(404,685)**	–	(404,685)

These shares are held for the 2021 Restricted A Share Incentive Scheme (the "**Incentive Scheme**").

Expenses arising from share-based payment transactions:

	For the six months ended 30 June	
	2023	2022
Restricted shares issued under employee share scheme	**50,205**	6,630

(Amounts expressed in thousands of

11 INTEREST-BEARING LOANS AND BORROWINGS

	30 June 2023	31 December 2022
Long-term loans and borrowings		
Lease liabilities	**9,679,251**	10,099,506
Medium-term notes and bonds *(Note (b))*		
– Guaranteed	**7,261,619**	6,939,665
– Unsecured	**11,127,508**	12,782,976
	18,389,127	19,722,641
Long-term bank and other loans		
– Secured *(Note (a))*	**8,256,915**	7,173,497
– Guaranteed	**1,014,901**	2,008,337
– Unsecured	**33,042,196**	38,367,723
	42,314,012	47,549,557
Total long-term loans and borrowings	**70,382,390**	77,371,704



(Amounts expressed in thousands of RMB unless otherwise stated)

11 INTEREST-BEARING LOANS AND BORROWINGS (CONTINUED)

	30 June 2023	31 December 2022
Current portion of lease liabilities	**(775,211)**	(890,033)
Current portion of medium-term notes and bonds	**(5,290,932)**	(4,398,561)
Current portion of long-term bank and other loans	**(9,127,637)**	(13,486,345)
	(15,193,780)	(18,774,939)
Non-current portion of long-term loans and borrowings	**55,188,610**	58,596,765
Short-term loans and borrowings		
Bank and other loans		
– Secured *(Note (a))*	**391,200**	368,995
– Unsecured *(Note (d))*	**8,274,976**	6,092,108
	8,666,176	6,461,103
Short-term bonds, unsecured *(Note (c))*	**–**	2,623,311
Current portion of lease liabilities	**775,211**	890,033
Current portion of medium-term notes and bonds	**5,290,932**	4,398,561
Current portion of long-term bank and other loans	**9,127,637**	13,486,345
	15,193,780	21,398,250
Total short-term borrowings and current portion of long-term loans and borrowings	**23,859,956**	27,859,353

(Amounts expressed in thousands of RMB unless otherwise stated)

11 INTEREST-BEARING LOANS AND BORROWINGS (CONTINUED)

(a) Security for long-term and short-term bank and other loans

The Group has pledged various assets as collateral against certain secured loans. As at 30 June 2023, a summary of these pledged assets was as follows:

	30 June 2023	31 December 2022
Carrying value of assets pledged:		
Property, plant and equipment *(Note 5)*	**4,218,137**	4,967,190
Right-of-use assets	**219,678**	241,287
Intangible assets *(Note 6)*	**1,970,715**	1,352,618
Trade receivables and notes receivables *(Note 8)*	**545,574**	289,110
	6,954,104	6,850,205

As at 31 December 2022, Shangdong Huayu Alloy Materials Co. Ltd. ("**Shangdong Huayu**"), a subsidiary of the Company did not repay short-term secured bank loans according to the terms of the agreement with principal amount of RMB106 million, which resulted in an event of default and all relevant outstanding balances were included under current liabilities. During the period, the Group repaid principal of RMB89 million. The directors consider that no further impact is extended to the Group as no guarantee was provided by any entity within the Group to Shandong Huayu.



(Amounts expressed in thousands of RMB unless otherwise stated)

11 INTEREST-BEARING LOANS AND BORROWINGS (CONTINUED)

(b) Medium-term notes and bonds

Outstanding medium-term bonds of the Group as at 30 June 2023 are summarised as follows:

	Face value	Currency	Maturity	Effective interest rate	30 June 2023	31 December 2022
2018 Medium-term bonds	900,000	RMB	2023	5.06%	**935,926**	899,865
2018 Medium-term bonds	1,600,000	RMB	2023	4.57%	**1,644,971**	1,598,947
2019 Medium-term notes	2,000,000	RMB	2024	4.31%	**2,003,757**	1,993,080
2019 Medium-term bonds	2,000,000	RMB	2029	4.57%	**2,080,125**	1,997,623
2020 Medium-term bonds	500,000	RMB	2025	3.31%	**521,150**	499,900
2020 Medium-term bonds	1,000,000	RMB	2023	3.07%	**–**	999,962
2020 Medium-term notes	900,000	RMB	2023	3.04%	**–**	899,787
2021 Medium-term notes	1,000,000	RMB	2024	3.21%	**1,014,984**	997,969
2021 Hong Kong Medium-term bonds	500,000	US$	2024	1.74%	**3,630,141**	3,472,428
2021 Hong Kong Medium-term bonds	500,000	US$	2026	2.24%	**3,631,479**	3,467,237
2022 Medium-term notes	2,000,000	RMB	2025	3.08%	**2,023,089**	1,996,665
2022 Medium-term notes	400,000	RMB	2025	2.73%	**403,463**	399,557
2022 Medium-term notes	500,000	RMB	2024	2.50%	**500,042**	499,621
					18,389,127	19,722,641

Medium-term notes and bonds were issued for capital expenditures and working capital, as well as for the purpose of re-financing of the Group's debts.

(Amounts expressed in thousands of

11 INTEREST-BEARING LOANS AND BORROWINGS (CONTINUED)

(c) Short-term bonds

Outstanding short-term bonds as at 30 June 2023 are summarised as follows:

	Face value	Currency	Maturity	Effective interest rate	30 June 2023	31 December 2022
Short-term bonds	600,000	RMB	2022	2.05%	–	608,105
Short-term bonds	1,000,000	RMB	2022	1.93%	–	1,009,288
Short-term bonds	1,000,000	RMB	2022	1.59%	–	1,005,918
					–	2,623,311

All the above short-term bonds were issued for working capital requirements.

(d) As at 30 June 2023, bank overdrafts of RMB999,977 thousand were included in short-term loans and borrowings, and were recognised as part of cash and cash equivalents for the purpose of the statement of cash flows.



(Amounts expressed in thousands of RMB unless otherwise stated)

12 TRADE AND NOTES PAYABLES

	30 June 2023	31 December 2022
Trade payables	**14,302,924**	15,440,190
Notes payable	**7,280,782**	7,096,141
	21,583,706	22,536,331

As at 30 June 2023, the ageing analysis of trade and notes payables based on date of delivery of goods and service received was as follows:

	30 June 2023	31 December 2022
Within 1 year	**20,700,670**	21,523,420
Between 1 and 2 years	**457,862**	511,560
Between 2 and 3 years	**93,359**	157,729
Over 3 years	**331,815**	343,622
	21,583,706	22,536,331

The trade and notes payables are non-interest-bearing and are normally settled within one year or normal business cycle.

(Amounts expressed in thousands of

13 EXPENSES BY NATURE

	For the six months ended 30 June	
	2023	2022 *(Restated)*
Purchase of inventories in relation to trading activities	**65,800,629**	72,679,954
Raw materials and consumables used, and changes in work-in-progress and finished goods	**27,965,929**	34,827,063
Power and utilities	**14,026,275**	16,644,013
Depreciation of right-of-use assets	**604,759**	694,264
Depreciation and amortisation (other than depreciation of right-of-use assets) expenses	**4,806,261**	5,019,188
Employee benefit expenses	**5,078,180**	5,132,790
Repairs and maintenance	**1,074,866**	1,521,400
Transportation expenses	**3,681,722**	3,957,777
Taxes other than income tax expense	**1,265,291**	1,573,716
Inventory impairment loss	**217,380**	908,220
Research and development expenses (other than employee benefit expenses)	**1,352,055**	1,292,462
Others	**783,007**	911,390
	126,656,354	145,162,237



For the six months ended 30 June 2023 (Amounts expressed in thousands of RMB unless otherwise stated)

14 OTHER INCOME AND OTHER GAINS, NET

(a) Other income

During the six months ended 30 June 2023, government grants of RMB179 million (for the six months ended 30 June 2022 (restated): RMB127 million) were recognised as income. There are no unfulfilled conditions or contingencies attached to the government grant income.

(b) Other gains, net

	For the six months ended 30 June	
	2023	2022 *(Restated)*
Gain on disposal of subsidiaries	**–**	25,296
Realised and unrealised gains on futures, net *(Note)*	**205,674**	221,304
Gain on disposal of property, plant and equipment and intangible assets, net	**7,932**	104,762
Others	**52,814**	(92,416)
	266,420	258,946

Note: The Group does not apply hedge accounting for these futures.

(Amounts expressed in thousands of

15 FINANCE INCOME/(COSTS)

An analysis of finance income/(costs) is as follows:

	For the six months ended 30 June	
	2023	2022 *(Restated)*
Interest income	**160,589**	214,093
Interest expense	**(1,695,236)**	(2,021,303)
Less: interest expense capitalised in property, plant and equipment	**290**	3,113
Interest expense, net of capitalised interest	**(1,694,946)**	(2,018,190)
Exchange gains, net	**56,626**	30,271
Finance costs	**(1,638,320)**	(1,987,919)
Finance costs, net	**(1,477,731)**	(1,773,826)
Capitalisation rates during the period	**4.30% per annum**	3.00% to 4.45% per annum

16 INCOME TAX EXPENSE

	For the six months ended 30 June	
	2023	2022 *(Restated)*
Current income tax expense	**1,113,300**	1,819,110
Deferred income tax expense/(credit)	**19,937**	(264,449)
	1,133,237	1,554,661

(Amounts expressed in thousands of RMB unless otherwise stated)

17 EARNINGS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY

	For the six months ended 30 June	
	2023	2022 *(Restated)*
Profit attributable to owners of the Company	**3,416,724**	4,455,937
Adjustment: cumulative distributions reserved of other equity instruments	**(45,401)**	(53,750)
Adjusted profit attributable to owners of the Company	**3,371,323**	4,402,187

For the purpose of the calculation of the basic earnings per share, the profit attributable to owners of the Company is adjusted by deducting the after-tax amounts of cumulative distribution reserved for the period for other equity instruments, which were issued by the Group and classified as equity instrument.

	For the six months ended 30 June	
	2023	2022 *(Restated)*
Shares		
Number of ordinary shares in issue *(thousands)* as at 1 January	**17,022,673**	17,022,673
Weighted average number of ordinary shares in issuance	**17,022,673**	17,022,673
Basic earnings per share *(RMB)*	**0.198**	0.259

The restricted shares issued by the Group had immaterial dilutive effect, thus the diluted earnings per share were approximately equals to the basic earnings per share.

(Amounts expressed in thousands of RMB unless otherwise stated)

18 DIVIDENDS

On 20 June 2023, the final dividend totalling RMB618 million for the year ended 31 December 2022 was approved at the general meeting of the Company's shareholders which had been paid on 18 August 2023.

19 COMMITMENTS

(a) Capital commitments

	30 June 2023	31 December 2022
Property, plant and equipment	**3,623,646**	2,181,828

(b) Other capital commitments

As at 30 June 2023, the commitment to make capital contributions to the Group's joint ventures and associates were as follows:

	30 June 2023	31 December 2022
Associates	**914,610**	1,050,800
Joint ventures	**410,000**	410,000
	1,324,610	1,460,800

20 MAJOR NON-CASH TRANSACTIONS OF INVESTING ACTIVITIES AND FINANCING ACTIVITIES

	For the six months ended 30 June	
	2023	2022 *(Restated)*
Notes receivables endorsed for settlement of purchases of property, plant and equipment and lease liabilities	**1,046,011**	296,339
Increase/(decrease) of right-of-use assets	**96,796**	(586,751)
	1,142,807	(290,412)



(Amounts expressed in thousands of RMB unless otherwise stated)

21 SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES

(a) Significant related party transactions

	For the six months ended 30 June	
	2023	2022 *(Restated)*
Sales of goods and services rendered:		
Sales of materials and finished goods to:		
Chinalco and its subsidiaries	**8,686,735**	11,606,107
Joint ventures	**4,466,386**	5,321,348
Associates	**342,624**	993,318
Associates of Chinalco	**336,915**	180,443
	13,832,660	18,101,216
Provision of utility services to:		
Chinalco and its subsidiaries	**653,794**	352,883
Joint ventures	**169,796**	85,125
Associates	**50,414**	2,586
Associates of Chinalco	**13,510**	9,575
	887,514	450,169
Rental income from:		
Chinalco and its subsidiaries	**9,777**	9,404
Associates of Chinalco	**–**	237
Associates	**501**	507
Joint ventures	**6,347**	723
	16,625	10,871

(Amounts expressed in thousands of

21 SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

(a) Significant related party transactions (Continued)

	For the six months ended 30 June	
	2023	2022 *(Restated)*
Purchases of goods and services:		
Purchases of engineering, construction and supervisory services from:		
Chinalco and its subsidiaries	**230,616**	223,415
Associates	**39,477**	38,522
Associates of Chinalco	**–**	1,474
Joint ventures	**11,844**	6,712
	281,937	270,123
Purchases of key and auxiliary materials, equipment and finished goods from:		
Chinalco and its subsidiaries	**2,075,718**	2,157,961
Joint ventures	**1,593,212**	2,537,703
Associates	**975,765**	1,272,499
Associates of Chinalco	**232,257**	39,082
	4,876,952	6,007,245



(Amounts expressed in thousands of RMB unless otherwise stated)

21 SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

(a) Significant related party transactions (Continued)

	For the six months ended 30 June	
	2023	2022 *(Restated)*
Purchases of social services and logistics services from:		
Chinalco and its subsidiaries	**108,603**	119,150
Joint ventures	**–**	1,263
Associates	**7**	–
	108,610	120,413
Purchases of utility services from:		
Chinalco and its subsidiaries	**3,126,623**	3,659,371
Associates of Chinalco	**48,252**	42,284
Joint ventures	**557,626**	484,594
Associates	**191,220**	187,817
	3,923,721	4,374,066
Purchases of other services from:		
Joint ventures	**86,813**	99,134
Lease payment to:		
Chinalco and its subsidiaries	**734,095**	739,116
Joint ventures	**1,858**	–
Associates of Chinalco	**277**	–
	736,230	739,116

(Amounts expressed in thousands of

21 SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

(a) Significant related party transactions (Continued)

	For the six months ended 30 June	
	2023	2022 *(Restated)*
New right-of-use assets in current period:		
Additions:		
Chinalco and its subsidiaries	**59,085**	247,649
Associates	–	5,595
Joint ventures	–	14,079
Contract modification:		
Chinalco and its subsidiaries	–	(892,672)
Associates	–	1,142
Interest expense on lease liabilities	**321,236**	347,535
Other significant related party transactions:		
Repayments of borrowings provided by a subsidiary of Chinalco	**2,402,020**	992,000
Borrowings provided by subsidiaries of Chinalco	–	910,000
Interest expenses on borrowings and discounted notes from a subsidiary of Chinalco	**42,792**	42,321
Interest income on cash and cash equivalents from subsidiaries of Chinalco	**62,422**	98,301
Insurance notes receivable from a subsidiary of Chinalco	**534,030**	43,329
Discounted notes receivable to a subsidiary of Chinalco	**117,823**	5,000



(Amounts expressed in thousands of RMB unless otherwise stated)

21 SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

(b) Key management personnel compensation

	For the six months ended 30 June	
	2023	2022
Fees	**305**	285
Basic salaries, housing fund, other allowances and benefits in kind	**1,932**	1,719
Pension costs	**245**	190
	2,482	2,194

(c) Balances with related parties

Other than those disclosed elsewhere in the unaudited interim condensed consolidated financial information, the outstanding balances with related parties as at 30 June 2023 were as follows:

	30 June 2023	31 December 2022
Cash and cash equivalents:		
A subsidiary of Chinalco	**6,641,532**	8,715,645
Trade and notes receivables:		
Chinalco and its subsidiaries	**668,562**	1,111,857
Associates of Chinalco	**45,936**	37,474
Joint ventures	**242,284**	390,600
Associates	**753**	722
Non-controlling shareholder of a subsidiary and its subsidiaries	**9,800**	16,124

(Amounts expressed in thousands of

21 SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

(c) Balances with related parties (Continued)

	30 June 2023	31 December 2022
	967,335	1,556,777
Provision for impairment of receivables	**(58,009)**	(57,930)
	909,326	1,498,847
Other current assets:		
Chinalco and its subsidiaries	**83,343**	90,720
Associates of Chinalco	**20,432**	20,573
Joint ventures	**1,318,103**	1,423,900
Associates	**22,491**	36,002
Non-controlling shareholder of a subsidiary and its subsidiaries	**6,250**	7,450
	1,450,619	1,578,645
Provision for impairment of other current assets	**(1,329,485)**	(1,311,839)
	121,134	266,806
Other non-current assets:		
Associates	**70,190**	70,190



(Amounts expressed in thousands of RMB unless otherwise stated)

21 SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

(c) Balances with related parties (Continued)

	30 June 2023	31 December 2022
Interest-bearing loans and borrowings (including lease liabilities):		
Subsidiaries of Chinalco	**9,595,766**	12,274,126
Associates of Chinalco	**1,459**	1,696
Associates	**79,828**	104,446
Joint ventures	**11,317**	12,610
	9,688,370	12,392,878
Trade and notes payables:		
Chinalco and its subsidiaries	**679,785**	1,289,819
Associates of Chinalco	**12,056**	22,547
Joint ventures	**94,144**	199,465
Associates	**213,138**	112,436
Non-controlling shareholder of a subsidiary and its subsidiaries	**64,482**	77,008
	1,063,605	1,701,275

(Amounts expressed in thousands of RMB unless otherwise stated)

21 SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

(c) Balances with related parties (Continued)

	30 June 2023	31 December 2022
Other payables and accrued liabilities:		
Chinalco and its subsidiaries	**737,275**	679,610
Associates of Chinalco	**3,974**	244,093
Joint ventures	**48,611**	87,374
Associates	**47,555**	29,573
Non-controlling shareholder of a subsidiary and its subsidiaries	**3,558**	1,872
	840,973	1,042,522
Contract liabilities:		
Chinalco and its subsidiaries	**15,989**	36,471
Associates of Chinalco	**418**	654
Joint ventures	**47,829**	278,941
Associates	**308**	1,362
	64,544	317,428

Apart from transactions with Chinalco and its fellow subsidiaries, associates and joint ventures of the Group, the Group's transactions with other state-controlled entities include but is not limited to the following:

- Sales and purchases of goods and services;
- Purchases of assets;
- Lease of assets; and
- Bank deposits and borrowings.

These transactions are conducted in the ordinary course of the Group's business.

The terms of all balances were unsecured.

22 FINANCIAL RISK MANAGEMENT

22.1 Financial risk management

(a) Financial risk factors

The Group's activities expose it to a variety of financial risks, including market risk (including foreign currency risk, interest rate risk and commodity price risk), credit risk and liquidity risk. The Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimise the potential adverse effects on the Group's financial performance.

Risk management is carried out by the treasury management department (the "**Group Treasury**") under policies approved by the Board of Directors of the Company. The Group Treasury identifies, evaluates and hedges financial risks through close cooperation with the Group's operating units.

The unaudited interim condensed consolidated financial information does not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Group's annual financial statements for the year ended 31 December 2022.

(Amounts expressed in thousands of RMB unless otherwise stated)

22 FINANCIAL RISK MANAGEMENT (CONTINUED)

22.1 Financial risk management (Continued)

(b) Liquidity risk

The table below analyses the maturity profile of the Group's financial liabilities as at the end of the reporting period. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Within 1 year	1 to 2 years	2 to 5 years	Over 5 years	Total
As at 30 June 2023					
Lease liabilities, including current portion	1,335,326	1,221,456	2,796,281	12,828,093	18,181,156
Long-term bank and other loans, including current portion	9,075,132	8,518,389	18,193,485	6,474,501	42,261,507
Medium-term notes and bonds, including current portion	5,000,000	7,112,761	3,210,823	2,000,000	17,323,584
Short-term bank and other loans	8,666,176	–	–	–	8,666,176
Interest payables for loans and borrowings	2,087,232	1,634,124	2,683,852	808,550	7,213,758
Financial liabilities included in other payables and accrued liabilities, excluding accrued interest	6,660,552	–	–	–	6,660,552
Financial liabilities included in other non-current liabilities	50,953	50,953	152,858	791,378	1,046,142
Trade and notes payables	21,583,706	–	–	–	21,583,706
	54,459,077	18,537,683	27,037,299	22,902,522	122,936,581



(Amounts expressed in thousands of RMB unless otherwise stated)

22 FINANCIAL RISK MANAGEMENT (CONTINUED)

22.1 Financial risk management (Continued)

(b) Liquidity risk (Continued)

The table below analyses the maturity profile of the Group's financial liabilities as at the end of the reporting period. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Within 1 year	1 to 2 years	2 to 5 years	Over 5 years	Total
As at 31 December 2022:					
Lease liabilities, including current portion	1,651,935	1,314,558	3,092,936	13,939,859	19,999,288
Long-term bank and other loans, including current portion	13,486,345	6,604,880	20,579,821	6,878,511	47,549,557
Medium-term notes and bonds, including current portion	4,400,000	6,712,761	6,110,823	2,000,000	19,223,584
Short-term bank and other loans	9,061,103	–	–	–	9,061,103
Interest payables for loans and borrowings	2,285,428	1,490,176	1,468,119	1,046,655	6,290,378
Financial liabilities included in other payables and accrued liabilities, excluding accrued interest	6,795,661	–	–	–	6,795,661
Financial liabilities included in other non-current liabilities	203,428	50,198	150,595	839,964	1,244,185
Trade and notes payables	22,536,331	–	–	–	22,536,331
	60,420,231	16,172,573	31,402,294	24,704,989	132,700,087

(Amounts expressed in thousands of RMB unless otherwise stated)

22 FINANCIAL RISK MANAGEMENT(CONTINUED)

22.2 Financial instruments

Fair value

Management has assessed that the fair values of cash and cash equivalents, restricted cash and time deposits, trade and notes receivables, other current assets, trade and notes payables, financial liabilities included in other payables and accrued liabilities, short-term and the current portion of interest-bearing loans and borrowings, interest payable and the current portion of long-term payables approximate to their carrying amounts largely due to the short term maturities of these instruments.

Fair values of financial liabilities (other than those with carrying amounts that reasonably approximate to fair values and those carried at fair value) are as follows:

	Carrying amounts		Fair values	
	30 June 2023	31 December 2022	**30 June 2023**	31 December 2022
Financial liabilities included in other non-current liabilities	**614,861**	660,867	**552,948**	590,869
Long-term interest-bearing loans and borrowings, excluding lease liability	**46,284,570**	49,387,292	**42,820,079**	45,885,166
	46,899,431	50,048,159	**43,373,027**	46,476,035

The fair values of the financial assets and liabilities are determined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The fair values of the financial assets included in other non-current assets and financial liabilities included in other non-current liabilities and long-term interest-bearing loans and borrowings have been calculated by discounting the expected future cash flows using rates currently available for instruments on with similar terms, credit risk and remaining maturities.



(Amounts expressed in thousands of RMB unless otherwise stated)

22 FINANCIAL RISK MANAGEMENT (CONTINUED)

22.2 Financial instruments (Continued)

Fair value hierarchy

The following tables illustrate the fair value measurement hierarchy of the Group's financial instruments:

Assets measured at fair value

As at 30 June 2023	Fair value measurement using			
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Notes receivable	–	–	1,822,924	1,822,924
Financial assets measured at fair value through profit or loss:				
Futures contracts	15,756	–	–	15,756
Short-term structured deposits	–	3,800,000	–	3,800,000
Financial assets measured at fair value through other comprehensive income:				
Listed investments	38,659	–	–	38,659
Unlisted investments	–	–	2,126,037	2,126,037
	54,415	3,800,000	3,948,961	7,803,376

As at 31 December 2022	Fair value measurement using			
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Notes receivable	–	–	1,356,480	1,356,480
Financial assets measured at fair value through other comprehensive income:				
Listed investments	34,751	–	–	34,751
Unlisted investments	–	–	2,126,334	2,126,334
	34,751	–	3,482,814	3,517,565

(Amounts expressed in thousands of RMB unless otherwise stated)

22 FINANCIAL RISK MANAGEMENT (CONTINUED)

22.2 Financial instruments (Continued)

Liabilities measured at fair value

As at 31 December 2022	Fair value measurement using			
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Financial liabilities at fair value through profit or loss: Futures contracts	8,767	–	–	8,767
	8,767	–	–	8,767

During the six-month period ended 30 June 2023, there was no transfer among level 1, level 2 and level 3 fair value measurement.

Below is a summary of significant unobservable inputs to the valuation of financial instruments as at 30 June 2023:

	Valuation Technique	Significant unobservable inputs
Notes receivable 30 June 2023	Discounted Cashflow Model	Discounted rate
Unlisted investments 30 June 2023	Discounted Cashflow Model	Discount rate, gross margin, sales growth rate



(Amounts expressed in thousands of RMB unless otherwise stated)

23 BUSINESS COMBINATION UNDER COMMON CONTROL

During 2022, the Group completed the acquisitions of the additional 19% equity interests in Yunnan Aluminum Co., Ltd. ("**Yunnan Aluminum**") and the entire equity interests in Pingguo Aluminum Co., Ltd., ("**Pingguo Aluminum**"). After these acquisitions, both Yunnan Aluminum Co., Ltd. and Pingguo Aluminum Co., Ltd. became subsidiaries of Chinalco. These acquisitions were regarded as business combinations under common control, for which merger accounting was applied. Accordingly, the comparative information has been restated. For details please refer to the 2022 consolidated financial statements.

Revenue and net profit of the above two acquired entities for the six months ended 30 June 2022 are as follows:

	Yunnan Aluminum	**Pingguo Aluminum**
Revenue	24,806,382	241,885
Net profit	3,142,423	41,571

24 CONTINGENT LIABILITIES

The Group is a defendant in a number of lawsuits arising in the ordinary course of business. While the outcomes of such lawsuits cannot be determined at present, management believes that any resulting liabilities will not have a material adverse effect on the financial position or operating results the Group.

25 COMPARATIVE AMOUNT

Certain comparative amounts have been restated as a result of the business combinations under common control as disclosed in Note 23 and application of new amendment to IAS 12 as described in Note 2.3.

中国铝业股份有限公司

ALUMINUM CORPORATION OF CHINA LIMITED

No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China (100082)

Tel: 8610 - 8229 8322

Fax: 8610 - 8229 8158

Web: www.chalco.com.cn